January 23, 2012

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561, U.S.A.

Re:	Lan Airlines S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed May 5, 2011, File No. 001-14728

Dear Mr. Shenk:

By letter dated December 13, 2011, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided additional comments to Lan Airlines S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 20-F”), which was filed with the Commission on May 5, 2011. On November 14, 2011, Lan Airlines S.A. responded to initial comments from the Staff dated August 16, 2011. In response to the Staff’s additional comments and on behalf of Lan Airlines S.A. and its consolidated subsidiaries (collectively, “LAN” or the “Company”), we hereby submit the responses below.

For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Comment No. 1

We note your response to our prior comment three that discrete financial information is prepared for each of your cargo and passenger operating subsidiaries. Please tell us in greater detail the purpose of the discrete financial information for each, how they are used, and who in the Company is provided this information.

1

Response No.1

Discrete financial information, which consists of statutory financial statements, is prepared for each of LAN’s cargo and passenger operating subsidiaries in order to comply with legal requirements in each jurisdiction where these subsidiaries operate. This was the case in 2010 for LAN Argentina, LAN Ecuador, LAN Peru, LAN Cargo, ABSA (Brazil), LANCO (Colombia) and MasAir (Mexico). This information is prepared in the format and currency required by the applicable jurisdiction’s regulators and pursuant to the applicable generally accepted accounting principles.  In the case of the passenger operating subsidiaries (which we refer to as “passenger subsidiaries,” although these entities are in the business of transporting both passengers and cargo in the bellies of the aircraft), this financial information includes revenue and costs associated with both passenger operations and cargo transported in the bellies of the passenger aircraft operated by these subsidiaries. This discrete financial information does not separate costs between passenger and cargo.

Comment No. 2

Please tell us your basis for measuring profit (or loss) for each of your cargo and passenger operating subsidiaries. In your response, tell us if there is an allocation of costs for cargo transported in the bellies of passenger aircraft that is included in the discrete financial information prepared for the cargo business referred to above, and if so, the basis of that allocation.

Response No.2

Profit (or loss) is based on the actual operations, revenues and expenses of each subsidiary. Substantially all cargo transported in the bellies of passenger aircraft is reflected in the corresponding passenger subsidiaries’ financial statements. These financial statements include both passenger revenues and cargo revenues derived from the transportation of cargo in the bellies of passenger aircraft and do not segregate costs or profitability between passenger and cargo.

Comment No. 3

Please tell us if your chief operating decision maker is regularly provided the operating results for each of your cargo and passenger operating subsidiaries. If so, please accompany your response with a copy of the financial information provided to the chief operating decision maker for the fiscal period ended December 31, 2010.

Response No.3

Our Chief Operating Decision Makers (“CODMs”) are Enrique Cueto and Ignacio Cueto, CEO and president and COO of LAN, respectively. In that capacity, they are not provided with the operating results of any subsidiary. However, Enrique Cueto is a board member of LAN Peru and LAN Cargo, while Ignacio Cueto is a board member of LAN Argentina, MasAir, LAN Peru, and LAN Cargo. As board members of the foregoing subsidiaries, they review and approve the financial statements of the applicable operating subsidiary, as required by law in each of the applicable jurisdictions. As noted in our response No 2, in the case of passenger operating subsidiaries (LAN Argentina and LAN Peru), these financial statements include both passenger revenues and cargo revenues derived from the transportation of cargo in the bellies of passenger aircraft and do not segregate costs or profitability between passenger and cargo.
However, as neither CODM is a board member of ABSA, LANCO or LAN Ecuador, they do not receive the financial statements of these subsidiaries. As requested, we are accompanying this letter with the financial statements for each of LAN Argentina, MasAir, LAN Peru and LAN Cargo.

2

Comment No. 4

You state that you believe you operate in one business segment, which is the transportation by air of passengers and cargo over various routes. Please tell us the basis for your conclusion that you are operating in one business segment. In your response, explain to us how your reporting complies with presenting reportable segments pursuant to IFRS 8.

Response No. 4

The Company respectfully submits to the Staff that it operates in one business segment, which is the transportation by air of passengers and cargo over various routes. The basis for the assessment is the following:

(a)
LAN’s CODMs aim to maximize the consolidated results of LAN Airlines S.A., including both passenger and cargo operations. The strategic objective of our cargo operations is to maximize the use of the bellies of passenger aircraft, reducing the breakeven load factor. Although freighter operations are necessary to fully meet the demands of cargo customers, our cargo operations’ strategy is to prioritize the utilization of the bellies of passenger aircraft over freighter aircraft;

(b)
The Company is focused on maximizing passenger aircraft utilization and payload through the transportation of both passengers and cargo. Assets are allocated to each route based on the demand for both passenger and cargo transportation on that route; and

(c)
Discrete financial information is not prepared for the passenger and cargo operations separately but for each operating subsidiary only for the purpose of meeting legal and tax requirements. However, as our operating subsidiaries are not separated between passenger and cargo, the preparation of this information cannot be deemed to constitute operations in two business segments.

*   *   *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Ignacio Bunster at 011-562-565-3966 (ignacio.bunster@lan.com).

Sincerely,

Alejandro de la Fuente G.
Chief Financial Officer
LAN Airlines S.A.

4

LAN Argentina Sociedad Anónima

Report and Financial Statements
For the Accounting Periods ending
December 31, 2010 and 2009.

Free Translation of the Original in Spanish

LAN Argentina Sociedad Anónima

Report and Financial Statements
For the Accounting Periods ending
December 31, 2010 and 2009.

Contents

Report
Auditors’ Report
Balance Sheet
Statement of Profit and Loss
Statement of Changes in Net Equity
Cash Flow Statement
Notes on the Financial Statements
Annexes
Report by the Oversight Commission

LAN Argentina Sociedad Anónima

Report

Dear Shareholders,

In compliance with current legal and statutory regulations, the Report, Balance Sheet, Statement of Profit and Loss, Statement of Changes in Net Equity, Cash Flow Statement, Notes, Annexes, and Report by the Oversight Commission regarding the accounting period ending December 31, 2010, are hereby submitted for the consideration of the shareholders.

l. Description of Business Activities

Having been active in the country for more than five years, LAN Argentina is continuing to expand its operations and has consolidated its position as one of the main operators in Argentina’s domestic air transport industry, despite operating in a regulated market in which its main competitor is the state owned company Aerolíneas Argentinas. In this way, since its launch LAN Argentina has experienced continuous expansion in its operations, offering more benefits and convenience that meet passengers’ needs, and every day confirming its commitment to the country’s development, in terms of social and economic growth and in support of the tourism industry.

In order to continue to improve transport connections within the county and to offer the best possible service to passengers, as of December 2010 LAN Argentina operates 12 domestic routes, thus serving the country’s principal cities in terms of traffic; the company has achieved a 28% market share, transporting almost 2 million passengers, and offers a much more consistent and robust product that fits the needs of passengers.

LAN Argentina conducts its domestic and international operations with a modern fleet comprising 10 Airbus A320s and two Boeing 767-300s, allowing it to set itself apart from the competition by offering the best product in the industry.

Thanks to its service excellence and international safety standards, LAN Argentina recorded positive performance during 2010. Despite the impact of the closure of Buenos Aires’ Jorge Newbery airport for a period of 28 days – with all domestic flights being relocated to Ezeiza – the company managed to maintain stable passenger traffic and increase its occupancy rate (or load factor) to 74%, up 4% from the previous year.

In March 2010, the National Civil Aviation Administration (ANAC) issued Resolution N° 346/2010, for the introduction of international services to Buenos Aires’ Aeroparque Jorge Newbery for the company’s flights to the cities of Santiago de Chile (Chile) and São Paulo (Brazil), in response to a request by LAN Argentina to begin to operate flights to these destinations starting in April 2010. This decision was supported by an original request by Aerolíneas Argentinas, which was accepted by Resolution N° 265/2010, and which permitted that company to operate international flights from Aeroparque Jorge Newbery to

Brazil, Paraguay, and Chile. Following this resolution, LAN Argentina began operations from Aeroparque Jorge Newbery to Santiago de Chile and São Paulo. This undoubtedly represents an opportunity to offer our clients a valuable new product, allowing passengers to arrive directly at the city’s most central airport – leading to a time saving that is of particular importance to business travelers.

During 2010 the Company continued its operation of international flights between Ezeiza Airport and the cities of Miami (USA), Lima (Peru), Santiago de Chile (Chile), and Punta Cana (Dominican Republic).

During 2010,  LAN Argentina maintained its network of sales offices in the country, with presence in seven cities outside of Buenos Aires – Salta, Córdoba, Mendoza, Rosario, Neuquén, Bariloche, and Tucumán – where passengers may reserve and purchase domestic and international flights, use LANPASS reward points, make changes to their reservations, and check flight statuses. This is consistent with LAN’s aim of moving ever closer to its clients, offering them more options and personalized service, meeting their needs and providing them with information on their travel options. As in previous years, the excellence of LAN Argentina’s service was recognized with the first place (gold) award of the Premios Bitácora for the tourism industry, in the category of “best domestic airline”. Additionally, the Franco-Argentine Chamber of Commerce and Industry granted a Special Mention in the Enterprise Business category to LAN Argentina for its “Todos Podemos Volar” (Everyone Can Fly) program, recognizing the Company’s personal effort and merit benefiting young people living in situations of vulnerability, contributing to their education and thus creating social capital for the country.

LAN Argentina is a member of the oneworld Alliance, which brings together a select group of airlines that are global leaders in quality of service, giving its clients and passengers access to a wide-ranging network of connections and benefits throughout the world.

In July 2010, the Company signed an agreement with BBVA Banco Francés to promote the LANPASS frequent flyer program, allowing the bank’s clients to earn LANPASS reward points that they can spend on flights to more than 700 worldwide destinations offered by LAN and its oneworld Alliance partners, as well as giving them access to valuable special offers. This agreement aims to expand and consolidate the program’s network for earning reward points, through competitive partnerships that provide convenience for partners. BBVA Banco Francés is a strategic partner with 250 branches located throughout the country.

Finally, it should be noted that in 2010 LAN was recertified under the ISAGO program (IATA Safety Audit for Ground Operators), becoming the first airline in Argentina to obtain this international certification granted by IATA (the International Air Transport Association). This new industry standard is an international certification that aims to ensure compliance with high levels of operational safety in ground operations. The ISAGO certification obtained by the company is added to its IOSA registration – which requires that over 900 operational safety standards and best practices are implemented and documented – confirming LAN’s strong commitment to safety, taking care of our passengers and our people, respecting the highest international safety standards currently in existence in the industry.

2. Structure and organization of the company and its group

LAN Argentina S.A. is a limited liability company, regulated by the Argentine Inspección General de Justicia (I.G.J.) and registered under company number 1.654.138. Its corporate capital stands at $14,693,960, represented by 1,454,704 ordinary class "A" nominative, non-endorse all shares with a face value of $10 each and with one voting right per share, and with 14,692 preferred class "B" shares with a face value of $10 and one voting right per share.

Its principal business activity is air transport of passengers and cargo, both within the domestic market in Argentina and in the regional and international markets.
Shareholdings as of close of the current accounting period are as follows:

Inversora Cordillera S.A. 95.0% Controlling Company
Lan Pax Group S.A.	4.0%
Manuel Benites	0.5%
Jorge Perez Alati	0.5%

LAN Argentina S.A. forms part of the LAN Airlines Group, one of Latin America's leading airlines in passenger and cargo transport. The company serves approximately 70 destinations around the world with its extensive transport network, offering excellent connectivity within the region and also uniting Latin America with the United States, Europe, and the South Pacific. A number of code share agreements allow LAN Airlines and its subsidiaries to provide service to approximately 70 additional international destinations. LAN Airlines and its subsidiaries are leaders in the domestic markets in Chile and Peru, and have significant presence on domestic routes in Argentina and Ecuador. Additionally, in November 2010 LAN acquired the Colombian airline AIRES.

Currently, LAN Airlines and its subsidiaries operate one of the world’s most modern fleets, consisting of 126 passenger aircraft and 14 cargo aircraft, providing increased efficiency and a significant reduction in CO2 emissions, reflecting its total commitment to the protection of the environment.

LAN is one of the few airlines in the world with a credit classification of Investment Grade (BBB). Its international quality standards have allowed it to become a member of the oneworld™ Alliance, the global airline alliance of which LAN has been a member for the past 10 years and which brings together the world’s leading companies.

Principal operations undertaken between related parties during the accounting period include: passenger and cargo transport services, aircraft and engine rental, aircraft maintenance services, and other items described and quantified in the corresponding notes on the Financial Statements.

3.   Equity, profit & loss, and generation and usage of funds

Equity structure and comparison with the previous accounting period

	Current	Previous
Current Assets	333,450,293	241,278,313
Fixed Assets	118,467,981	121,673,171
TOTAL ASSETS	451,918,274	362,951,484
Current Liabilities	360,981,238	286,057,721
Long Term Liabilities	3,445,862	2,555,033
Subtotal	364,427,100	288,612,754
Net Equity	87,491,174	74,338,730
TOTAL LIABILITIES PLUS NET EQUITY	451,918,274	362,951,484

Profit and Loss structure and comparison with the previous accounting period

	Current	Previous
Ordinary Operating Revenue	39,743,976	49,063,468
Profit (loss) from net holdings	(18,412,524)	(15,943,103)
Other expenditure	(859,740)	(1,338,977)
Profit before corporate income tax	20,471,712	31,781,388
Corporate income tax	(7,319,268)	(11,415,758)
Net profit	13,152,444	20,365,630

Earnings and expenditure structure and comparison with the previous accounting period

	Current	Previous
Earnings through operating activities	36,150,513	142,670,611
Expenditure on investment activities	(2,279,692)	(38,250,434)
Earnings (expenditure) from financing activities	27,250,000	(105,221,971)
Total funds earned or expended during the operating period	61,120,821	(801,794)

a) Liquidity (Current Assets/Current Liabilities).

	Current	Previous
1 Liquidity	0.92	0.84

b) Solvency (Net Equity/Total Liabilities).

	Current	Previous
Solvency	0.24	0.26

c) Capital immobility (Fixed Assets/Total Assets).

	Current	Previous
Capital immobility	0.26	0.34

Return on Equity (Profit or Loss/Average Net Equity)

	Current	Previous
1. Return on Equity	0.15	0.27

4.   Major changes in equity situation and in operational profit or loss during the accounting period

Between January 1 and December 30, 2010, the company recorded a Net Profit of $13,152,444.

It must be highlighted that during this period LAN Argentina has continued to show a bottom line profit, continuing the trend achieved since 2008, in spite of the significant global and national economic crisis – which has impacted the company’s activities largely through a drop in demand and load factor. Operations maintained levels almost identical in 2009 to 2010, with revenue rising from $1,310,916,635 in 2009 to $1,688,524,662 in 2010 – a 29% increase attributable mainly to an increase in the average tariff and load factor, improving the operating margin from 26% in 2009 to 27% in 2010.

Operating costs rose from $976,163,808 in 2009 to $1,236,674,680 in 2010, with most of this expenditure being attributable to fuel, aircraft lease, aircraft maintenance costs, payroll, handling costs, airport fees, reservation systems, etc, affected principally by increase in costs due to inflation, and to a lesser extent by variations in foreign currency exchange rates. Nonetheless, a number of operational efficiency initiatives have been launched, permitting the mitigation of the aforementioned effects and improving the operating margin as against the previous year.

In terms of equity, LAN Argentina’s total assets grew 25% from $362,931,484 as of the close of the 2009 accounting period to $451,918,274 as of the close of the 2010 period. The bulk of this variation is attributable to an increase in investment by $61,028,815 arising through an increase in sales revenue and an improvement in collections management, with a reduction in sales credit of $28,453,492, accompanied by an increase in Other Credits amounting to $60,754,713, mainly through an increase in operations undertaken with related companies, and a net reduction in Property, Plant, and Equipment of $7,847,400, mainly through depreciation. An analysis of variations has shown that that LAN Argentina's Total Liabilities have risen from $288,612,754 at the close of 2009 to $364,427,100 at the close of 2010, representing a 26% increase. The principal variations were caused by an increase in commercial debts of $51,558,737 arising through an increase in operations and a rise in operating costs, and an increase in Other Debts of $15,323,490 – mainly through an increase in tickets sold and not yet flown brought about by an increase in advance ticket sales. Finally, the Equity of LAN Argentina rose from $74,338,730 at the close of the 2009 accounting period to $87,491,174 at the close of the 2010 period, represented specifically by the economic gain generated during the period of $13,152,444, the usage of which shall be discussed at the Shareholders’ Meeting.

Perspectives for the coming accounting period and objectives of LAN Argentina

Strong forecasts for the domestic passenger market are expected to continue during 2011, as has been seen over recent years. A stabilized industrial supply, together with a recovery in demand, has permitted improvements in flight load factors and fleet utilization. Meanwhile, this growth in the industry, together with other measures such as the introduction of regional flights to the Aeroparque Metropolitano, has begun to present operational challenges to the industry as a whole, related to the optimization of existing infrastructure and resources. We believe that in the future all parties concerned (airlines, service concessionaires, regulatory/control bodies) will be able to work together in order to continue to strengthen the industry.

At an international level, the main impact will be brought about by the sustained increase seen in fuel prices, with consequent knock-on effects on costs. In order to face this uncertainty regarding fuel prices and dynamics, the Company will redouble its incessant efforts to improve management and operational efficiency in order to mitigate impact on the bottom line.

With the objective of improving connectivity within the country and in search of the best possible option for passengers, on April 25 a new route will be opened to the city of Bahia Blanca, with two daily flights to and from Buenos Aires. This will bring the number of domestic destinations served by LAN Argentina up to 14, reaching the country’s key cities in terms of traffic. In accordance with defined expansion policies, in late April a new Airbus A320 will be added to the fleet, the 11th aircraft of this model operated by the Company, to be used in strengthening the existing domestic service provided with additional frequencies and routes.

During the coming year, the strategic objectives of LAN Argentina shall be: to continue to consolidate its position in the Argentine market, to continue to garner passenger loyalty as Argentina's best airline, and to continue to contribute to the development of the domestic industry and market. To this end, we shall continue to improve our services, concentrating on our key values: safety, excellence, efficiency, and friendly service.

We know that all companies in the service sector, such as our own, depend principally on the talent of their human resources in order to achieve success. The level of knowledge, commitment, and leadership of the LAN Argentina team allows us to continue to affirm with great pride that we have a high-performance organization that shall continue to contribute to the growth of the company. We thank every member of our workforce and invite them to continue to contribute to their own personal successes and to the success of our company. Finally, we would also like to thank the shareholders for their confidence in our management, which has the specific goal of consolidating the position of LAN Argentina among the very best airlines in terms of service, reliability, and safety.

Buenos Aires, April 27, 2011
THE BOARD OF DIRECTORS

AUDITORS’ REPORT

To: the Chairman and Directors of
LAN Argentina  Sociedad  Anónima
Legal domicile: Av. Rafael Obligado s/n y Jerónimo Salguero Complejo Costa Salguero
Ciudad Autónoma de Buenos Aires
CUIT 30-70754232-9

1.
We have conducted an examination and audit of the balance sheet of LAN Argentina Sociedad Anónima as of December 31, 2010 and 2009, and the corresponding statements of profit and loss, statement of changes in net equity, and cash flow statements for the accounting periods ending on these dates, as well as the complimentary notes and annexes. The preparation and issuance of the aforementioned financial statements is the responsibility of the Company. Our responsibility consists of expressing an opinion on the financial statements, based on the audit that we have undertaken.

2.
Our examinations of the accounts were conducted in accordance with audit regulations in force in the Argentine Republic. These regulations require that we plan and conduct our work with the aim of obtaining a reasonable degree of certainty that the financial statements are free of significant errors, and that we reach an opinion regarding the reasonability of the relevant information contained in the financial statements. An audit includes the examination, based on selective tests, of evidence supporting the sums and information presented in the financial statements. An audit also includes an evaluation of the accounting principles applied and the significant estimates made by the Company, as well as an evaluation of the general presentation of the financial statements. We consider that the audits conducted constitute a reasonable base in support of our opinion

3.
In our opinion, the financial statements of LAN Argentina Sociedad Anónima reasonably reflect, in all significant aspects, the Company’s equity situation as of December 31, 2010 and 2009, its operating profit or loss, variations in net equity, and cash flow for the accounting period ending on said dates, in accordance with professional accountancy standards in force in the city of Buenos Aires.

Price Waterhouse & Co.SRL, Bouchard 577, Floor 8, C006ASBG – City of Buenos Aires
Tel:+(54.11) .4850-0000, Fax: +(54.11) 4850-1800, www.pwc.com.ar

Price Waterhouse & Co.SRL is a member of the international PricewaterhouseCoopers International Limited global network (PwCIL) Each company is a separate legal entity that does not act on behalf of PwCIL or any other member of the network.

4· In compliance with regulations in force, we report that:

a)	The financial statements of LAN Argentina Sociedad Anónima are based on accounting records maintained in all formal aspects in conformity with legal regulations in force.

b)
We have applied counter money laundering procedures and procedures for the prevention of the financing of terrorism as set forth in the applicable professional standards issued by the Professional Council of the Economic Sciences of the Autonomous City of Buenos Aires [Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires];

e)   As of December 31, 2010, the debt accrued in favor of the Argentine integrated welfare system, as calculated from the company’s accounting records, amounted to $7,101,615, which sum is currently not collectable.

Buenos Aires, April 27, 2011

LAN Argentina Sociedad Anónima

Legal domicile:	Av. Rafael Obligado s/n y Jerónimo Salguero Complejo Costa Salguero (C1425DAA) - Ciudad Autónoma de Buenos Aires

Principal activity:	Regular and/or charter domestic and international air transport of persons or items, correspondence; and all related activities

Financial statements
Corresponding to financial reporting period N° 13
starting January 1, 2010 and ending December 31, 2010
presented alongside data from the previous period for comparison.

DATES OF INSCRIPTION IN THE PUBLIC COMMERCIAL REGISTRY:

Corporate statute:	August 19, 1998

Modifications (latest):	November 05, 2010

Inspección General de Justicia Registry Number:	1.654.138

Date of finalization of corporate statutes:	August 19, 2007

Name of controlling company:	Inversora Cordillera S.A.

Equity holdings of controlling company	95%
Voting right holdings of controlling company	95%

Composition of Capital (Note 7)

Subscribed, inscribed
Stock classes	and integrated
$
1,454,704 Ordinary non-endorsable class A shares with a face value of $10 and one vote each	14,547,040
14,692 Preferred non-endorsable class B shares with a face value of $10 and one vote each	146,920
Total	14,693,960

LAN Argentina Sociedad Anónima
Inspección General de Justicia Registry Number: 1.654.138
Balance Sheet
as of December 31, 2010 and
2009.

	31.12.10	31.12.09
	$
ASSETS
Current Assets
Cash reserves and deposits (Note 3 a))	10,897,042	10,805,039
Temporary investments (Note 3 b))	94,640:282	33,611,464
Sales credits (Note 3 e))	39,902,081	68,355,573
Other credits (Note 3 d))	184,465,592	126,486,046
Exchange goods (Note 3 e))	3,545296	2,020,191
Total Current Assets	333,450,293	241,278,313

Fixed Assets
Other credits (Note 3 f))	31,944,515	27,169,348
Intangible assets (Annex II)	542,677	675,634
Goods for use and goods for leasing (Annex I)	85,980,789	93,828,189
Total Fixed Assets	118,467,981	121,673,171
Total Assets	451,918274	362,951,484

	31.12.10	31.12.09
	$
LIABILITIES
Current Liabilities
Commercial debts (Note 3 g)J	161,192,828	109,634,091
Remunerations and social expenditure (Note 3 h)	46,699,278	39,265,027
Fiscal costs, retention, and fees (Note 3 i))	28,401,743	27,528,780
Other debts (Note 3 j)	124,687,389	109,363,899
Provisions (Annex III)		265,924
Total Current Liabilities	360,981,238	286,057,721
Long Term Liabilities
Remunerations and social expenditure (Note 3 k)	2,777,394	1,735,000
Provisions (Annex III)	668,468	820,033
Total Long Term Liabilities	3,445,862	2,555,033
Total Liabilities	364,427,100	288,612,754
Net Equity (according to statement)	87,491,174	74,338,730
Total liabilities and Net Equity	451,918274	362,951,484

The accompanying notes and annexes form an integral part of these financial statements.

LAN Argentina Sociedad Anónima
Inspección General de Justicia Registry Number: 1,654,138
Statement of Profit and Loss
For the accounting periods
ending December 31, 2010 and 2009.

	31.12.10	31.12.09
	$
Service revenue (Note 3 1))	1,688,524,662	1,310,916,635
Cost of services rendered (Annex V)	(1,236,674,680)	(976,163,808)
Gross profit	451,849,982	334,752,827
Administration costs (Annex V)	(45,463,839)	(33,795,433)
Marketing costs (Annex V)	(366,642,167)	(251,893,926)
Ordinary Operating Profit	39,743,976	49,063,468
Other expenditure (Note 3 n))	(859,740)	(1,338,977)
Financial profit and loss, and net holdings (Note 3 m))	(18,412,524)	(15,943,103)
Profit before corporate income tax	20,471,712	31,781,388
Corporate income tax and deferred taxes (Note 9)	(7,319,268)	(11,415,758)
Profit during the accounting period	13,152,444	20,365,630

The accompanying notes and annexes form an integral part of these financial statements.

LAN Argentina Sociedad Anónima
Inspección General de Justicia Registry Number: 1,654,138
Statement of changes in net equity
For the accounting periods
ending December 31, 2010 and 2009.

	CONTRIBUTIONS BY SHAREHOLDERS
	Corporate capital			Earnings not
	(Note 7)	Legal reserve	Special reserve	assigned	Total net equity
	$
Balance as of December 31, 2008	14,693,960	-	-	39,279,140	53,973,100
					,
Constitution of legal reserve in accordance with shareholders meeting of August 5, 2009	-	2,331,306	-	(2,331,306)	,'

Constitutional special reserve in accordance with shareholders meeting of August 5, 2009	-	-	36,947,834	(36,947,834)	-
Net profit over the accounting period	-	-	-	20,365,630
Balance as of December 31, 2009	14,693,960	2,331,306	36,947,834	20,365,630	74,338,730

Constitution of legal reserve in accordance with shareholders meeting of May 26, 2010	-	607,486	-	(607,486)	'
Constitution of voluntary reserve as per shareholders’ meeting of May 26, 2010	-	-	19,758,144	(19,758,144)	-
Net profit over the accounting period	-	-	-	13,152,444
Balance as of December 31, 2010	14,693,960	2,938,792	56,705,978	13,152,444	; 87,491,174

The accompanying notes and annexes form an integral part of these financial statements.

LAN Argentina Sociedad Anónima
Inspección General de Justicia Registry Number: 1,654,138
Cash Flow Statement
For the accounting periods
ending December 31, 2010 and 2009.

	31.12.10	31.12.09
	$
VARIATIONS IN CASH RESERVES
Cash at start of period	44,416,503	45,218,297
Cash at end of period	105,537,324	44,416,503
Increase/(decrease) in cash	61,120,821	(801,794)

CAUSES OF CASH VARIATIONS
Operating activities
· Profit or loss over the accounting period	13,152,444	20,365,630
-Corporate income tax (Note 9)	7,319,268	11,415,758
-Interest accrued on credits and debits	(327,647)	(3,973,523)
Adjustments for the calculation of net operating cash flow

-Capped appreciation of goods in use and goods for lease (Annex l)	9,802,901	8,731,0•11
- Increase in bad debt provision	1,607,946	1,033,322
Amortization of intangible assets (Annex II)	457,148	671,499
-Increase in misc. Provisions	39,931,756	15,630,203
-Sale of goods for use and goods for lease (Annex l)	-	74,384

Changes in operating liabilities
-Production/(Increase) in sales credit	26,845,548	(35,210,252)
-(Increase)/Decrease in other credits	(96,996,335)	53,692,849
-Increase in exchange goods	(1,525,105)	(1,046,579)
-Increase in commercial debts	32,985,646	37,820,619
-Reduction in remunerations and welfare costs	(12,022,280)	(1,567,190)
-Increase in fiscal costs	872,963	4,938,559
-Increase in other debts	14,046,260	30,094,291
Operating cash flow	36,150,513	142,670,611

Investment activities
- Incorporation of goods for use and goods for lease (Annex I)	(1,955,501)	(37,980,756)
-Incorporation of intangible goods (Annex II)	(324,494)	(269,678)
Net cash flow used in investment activities	(2,279,692)	(38,250,434)

Financing activities
-Integration capital	-	1,315,166
-Repayment of loans obtained	-	(74,887,137)
-Collection of loans provided	27,250,000	2,000,000
-(Increase) in loans provided	-	(33,650,000)
Net cash flow generated from (used in) financing activities	27,250,000	(105,221,971)
Net cash Increase/(Decrease)	61,120,821	(801,794)

The accompanying notes and annexes form an integral part of these financial statements.

LAN Argentina  Sociedad Anónima
Notes on the Financial Statements
as of December 31, 2010 and 2009

NOTE 1- OPERATIONS OF THE COMPANY

As of the date of closure of these Financial Statement, the Company possesses a fleet of 10 Airbus 320-200 aircraft and 2 Boeing 767-300 aircraft, which operate on domestic and international routes, serving the cities of Córdoba, Mendoza,  Bariloche, Iguazú, Comodoro  Rivadavia,  Río Gallegos,  Salta,  Neuquén,  Calafate, San Juan, Tucumán, Ushuaia, Santiago de Chile (Chile), and São Paulo (Brazil) from the Buenos Aires Aeroparque aiport, and serving the cities of Miami  (USA),  Santiago  de Chile  (Chile), São Paulo (Brazil), Punta Cana (Dominican Republic), and Lima (Peru) from Ezeiza Airport.

NOTE 2 – ACCOUNTING STANDARDS

The most relevant accounting standards used by the Company in the preparation of these Financial Statements are presented below. These standards have been applied in a uniform manner as against the previous accounting period.

2.1. Preparation and presentation of the Financial Statements

These Financial Statements are expressed in Argentine pesos, and were prepared in conformity with the accounting regulations regarding reporting and valuation contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas), which were subsequently approved, with certain modifications, by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

LAN Argentina  Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 2 - ACCOUNTING STANDARDS  (Cont.)

2.2. Accounting estimations

The preparation of financial statements on a specific date requires that the Management of the Company undertake estimations and evaluations affecting the sum is recorded for assets and liabilities and for contingent assets and liabilities as of that date, as well as income and expenditure recorded during the accounting period. The Management of the Company undertakes such estimations in order to be able to calculate at any given moment, for example, the provision for bad debt, depreciation and amortization, the recoverable value of assets, corporate income tax expenditure, aircraft maintenance provisions, and provisions for contingencies. Actual future results may differ from the estimations and evaluations conducted at the date of preparation of these financial statements.

2.3. Consideration of inflation

These financial statements of been prepared without taking into account changes in the purchasing power of the currency since December 31, 2001, due to the existence of a period of monetary instability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized, due to the existence of an inflationary period.

Since that date, the re-expression of financial statements has ceased to be conducted. This principle is not in accordance with the current professional accounting standards, which establish that financial statements must be re-expressed up until September 30, 2003. However, this deviation from standard has not generated a significant effect on these financial statements.

2.4. Comparative information

The balances as of December 31, 2009, that are presented in these financial statements for comparative purposes are derived from the financial statements as of that date.

Certain figures from the financial statements for the period ending December 31, 2009, have been reclassified for the purposes of comparator presentation alongside the corresponding figures from the latest accounting period.

LAN Argentina  Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 2 - ACCOUNTING STANDARDS
(Cont.)

2.5. Valuation criteria

a) Cash reserves and banks

Available cash has been calculated added nominal value.

b) Assets and liabilities denominated in foreign currencies

Assets and liabilities nominated in foreign currencies have been valued at the exchange rates current as of the date of closure of the accounting period.

e) Temporary investments

Mutual fund payments have been valued at the price quoted for them as of the date of closure of the accounting period.

d) Sales credits and Commercial debts

Sales credits and commercial debts have been valued at their nominal value. The values thus calculated do not differ significantly from the values that would have been obtained through the application of the accounting standards currently in force, which establish that such items must be valued at the estimated fully paid price at the moment at which the transaction took place plus interest and implicit financial components accrued, based on the internal rate of return calculated at that time.

e) Other credits and liabilities

Credits and liabilities have been valued at their nominal value plus profit or loss accrued as of the date of closure of the accounting period, as applicable. The values thus obtained do not differ significantly from those that would have been obtained through the application of accounting standards currently in force, which establish that such items should be valued based on the best possible estimate of the sum to be collected or paid, as applicable, discounted with a rate reflecting the time value of the money and the specific risks attached to the transaction estimated at the moment of its incorporation as an asset or liability.

LAN Argentina  Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009
NOTE 2 - ACCOUNTING STANDARDS  (Cont.)

2.5. Valuation criteria (Cont.)

e) Other credits and liabilities (Cont.}

Insurance payments made in advance are accrued based on the number of passengers transported and flights completed.

Fixed term deposits provided as guarantees have been valued in accordance with the sum of money provided at the moment of the transaction plus profit or loss accrued.

f) Credit and debit balances with related parties

Credits and debits with related parties generated through miscellaneous transactions have been valued in accordance with the conditions agreed between the parties involved.

g) Exchange goods

Exchange goods have been valued at replacement costs as of the date of closure of the accounting period.

Values thus calculated do not exceed the corresponding recoverable values estimated as of the date of closure of the accounting period.

h) Goods for usage or rental

Goods the usage and goods for rental have been valued at their net acquisition cost plus accumulated depreciation.

Depreciation has been calculated by the linear method based on the estimated useful life of the goods, applying annual rates are sufficient to fully depreciate their values by the end of their useful life.

The values ascribed to these assets do not exceed their economic usage values as of the date of closure of the accounting period.

LAN Argentina  Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 2 - ACCOUNTING STANDARDS  (Cont.)

2.5. Valuation criteria (Cont.)

i) Intangible assets

Intangible assets represent clearly identifiable and distinguishable preoperational costs generated through the foundation of the Company and in the development of the geographic segment related to the operation of international flights. Assets thus categorized during this accounting period correspond to software acquisitions. These have been valued at acquisition cost net of accumulated amortization.

Amortization has been calculated by the linear method based on an estimated useful life of five years.

The value of these assets does not exceed their recoverable value estimated as of the date of closure of the accounting period.

j) Corporate income tax

The Company has recognized a corporate income tax liability based on the deferred tax liability method, thus recognizing temporary differences between measurements of assets and liabilities in accordance with accounting and tax calculation standards. The principal temporary differences arise in preoperational costs, depreciation of goods for usage, maintenance provision, and contingent provisions. For the purposes of calculating deferred liabilities and assets, the tax rate that is expected to be in force at the time of reversion or usage has been applied to the temporary differences identified and tax asynchronies, taking into account legal regulations passed as of the date of issue of these financial statements.

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 2 - ACCOUNTING STANDARDS  (Cont.)

2.5. Valuation criteria (Cont.)

k) Minimum expected income tax

The Company calculates the minimum expected corporate income tax by applying the current rate of 1% to assets calculable as of the date of closure of the accounting period. This tax is complimentary to the corporate income tax. The Company’s fiscal liability during each accounting period is whichever of the taxes is greater. Nonetheless, if during one accounting period the minimum expected income tax exceeds the corporate income tax, this difference may be entered into accounts as a payment on account of any corporate income tax that may become payable during any of the following ten accounting periods.

1) Contingent provisions

-Bad debt: calculated as a global monthly provision of 0.2% of sales.

-For miscellaneous risks and contingencies: a contingent provision has been constituted in order to cover labor, commercial, and other miscellaneous contingent risks that may lead to liabilities affecting the Company. The sums involved and probability of realization have been determined taking into account the opinion of the Company's legal advisors.

As of the date of issue of these financial statements, the Management of the Company understands that no information exists that could render foreseeable the realization of other contingencies that could generate a negative impact on the financial statements.

m) Income recognition policy

Service revenue for sale of passenger tickets and cargo services are recognized when the service is effectively rendered, and the Company therefore recognizes a liability for tickets sold and not yet flown under the heading Other debts.

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 2 - ACCOUNTING STANDARDS  (Cont.)

n) Preferred stock

Preferred stock shares have been classified as equity because the Company has no obligation to redeem them, nor to the holders of such shares have the right to request their redemption.

ñ) Cash flow statement

Cash flow statement was drawn up using the indirect method, which requires a series of adjustments to net profit over the accounting period in order to calculate the funds generated by / used in operations. As of December 31, 2010 and 2009, such funds comprise all contents of the accounts "Cash and bank deposits" and "Temporary investments" (investments will expiration dates within 3 months).

NOTE 3 – COMPOSITION OF ITEMS ON THE BALANCE SHEET AND STATEMENT OF PROFIT AND LOSS

	31.12.10	31.12.09
	$
Current Assets |

a) Cash and bank deposits
Banks	8,488,217	9,565,921
Cash	2,408,825	1,239,118
	10,897,042	10,805,039

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 3- COMPOSITION OF ITEMS ON THE BALANCE SHEET AND STATEMENT OF PROFIT AND LOSS (Cont.)

	31.12.10	31.12.09
	$
Current Assets (Cont.)

b) Temporary investments
Mutual fund payments	80,903,155	8,983,334
Fixed term deposits	13,737,127	24,628,130
	94,640,282	33,611,464

e) Sales credits
Sales debtors	29,352,699	65,014,808
Credit card sales debtors	14,346,369	5,898,960
Postdated checks held	655,836	472,985
Debtors in judicial proceedings	370,375	249,773
Minus: provision for bad debt (Annex III)	(4,823,198)	3,280,953)
	39,902,081	68,355,571

d) Other credits
Co. Art. 33 Law 19,550 and related parties (Note 5)	136,783,981	92,132,738
Value added tax	28,287,105	17,675,402
Other taxes	7,264,248	6,626,721
Withholding of earnings	3,278,588	2,977,857
Costs in advance – Insurance	2,452,150	2,652,997
Personnel current accounts	2,054,805	1,643,733
Supplier advances	2,008,927	948,168
Costs in advance – other	1,088,418	151,033
Hangar contribution	699,254	755,196
Guarantees provided	525,418	698,050
Misc. debtors	22,698	224,151
	184,465,592	126,486,046

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
as of December 31, 2010 and 2009

NOTE 3- COMPOSITION OF ITEMS ON THE BALANCE SHEET AND STATEMENT OF PROFIT AND LOSS (Cont.)

	31.12.10	31.12.09
	$
e) Exchange goods
Non-technical inventory	2,760,620	1,487,500

Onboard service inventory	784,676	532,691
	3,545,296	2,020,191
Fixed assets

t) Other credits
Minimum expected income tax	12,387,185	8,123,437
Deferred tax asset (Note 9)	11,530,077	18,849,345
Costs in advance – insurance	7,984,980
Deposits as guarantees	42,273	196,566
	31,944,515	27,169,348

Current Liabilities

g) Commercial debts
Provision for invoices pending	74,890,180	63,403,235
Suppliers	74,346,091	38,067,463
Co. Art. 33 Law 19,550 and related parties (Note 5)	11,484,179	7,023,568
Maintenance provision	472,378	1,139,825
	161,192,828	109,634,091

h) Remunerations and social security
Statutory bonus provision	19,456,530	12,590,962
Vacation provision	17,985,383	12,194,776
Social security payable	8,707,379	6,703,831
Remunerations payable	549,986	196,868
Other provisions		7,578,590
	46,699,278	39,265,027

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
as of December 31, 2010 and 2009

NOTE 3 - COMPOSITION OF ITEMS ON THE BALANCE SHEET AND STATEMENT OF PROFIT AND LOSS (Cont.)

	31.12.10	31.12.09
	$
Current liabilities (Cont.)

i) Fiscal costs, retentions, and fees
Boarding fees pending deposit	20,793,492	21,423,593
Retentions pending deposit	3,837,754	3,500,739
Minimum expected income tax provision	2,162,126	1,484,676
Other provisions	1,608,371	1,119,772
	28,401,743	27,528,780

j) Other debts
Tickets sold not yet flown	115,755,692	103,897,824
Other ticket debts	8,630,015	5,352,542
Preferred dividend interest (Note 5)	261,921	75,533
Other income in advance	39,761	38,000
	124,687,389	109,363,899

Long term liabilities

k) Remunerations and social security	2,777,394	1,735,000
Extraordinary retirement bonus	2,777,394	1,735,000

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 3 - COMPOSITION OF ITEMS ON THE BALANCE SHEET AND STATEMENT OF PROFIT AND LOSS (Cont.)

	31.12.10	31.12.09
	$
	Profit / (Loss)

1) Service Revenue
Ticket sales	1,470,380,365	1,158,565,749
Cargo service	134,680,750	93,769,963
Other services	83,463,547	58,580,923
	1,688,524,662	1,310,916,635
m) Profit (loss) from net holdings
Net interest	4,617,220	3,973,523
Bad debt	(1,607,946)	(1,216,506)
Misc,	(1,896,304)	(990,189)
Exchange rate differences	(3,291,285)	(4,932,412)
Tax on bank debits and credits	(16,234,209)	(12,777,519)
	(18,412,524)	(15,943,103)

n) Other expenditure	(859,740)	(1,304,241)
Misc. risks and contingencies		(34,736)
Misc.	(859,740)	(1,338,977)

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 4- INTEREST RATES, DUE DATES, AND READJUSTMENT SYSTEMS OF CREDITS AND DEBTS

The composition of placements of funds, credits, and debts as of December 31, 2010, by estimated collection or payment period and readjustment system, are specified in the following table:

	Sales	Other credits	Commercial	Remunerations &	Fiscal costs	Contingent	Other debts
Expiry	Credits	(*)	Debts	social security		provisions
	$
To expire
1st quarter	39,902,081	5,516,568	149,706,64?	21,647,133	17,922_220		74,671,18·1
2nd quarter	-	10,599,350	-	24,852,145	8,400,174	-	37,577,634
3rd quarter	-	-	-	-	2,079,349	-	12,438,571
4th quarter		31,565,693	-		-		-
Over 1 year	-	31,944,515	-	-	-	668,468	-
Subtotal	39,902,081	79,626,126	149,708,649	46,699,278	28,401,743	668,468	124,687,389
Established expiry	39,902,081	79,626,126	149,708,649	46,699,278	28,401,743	-	124,687,389
No established expiry		136,183,981	11,484,179	2,711,394	-	668,468	-
Total	39,902,081	216,410,107	161,192,828	49,476,672	28,401,743	668,468	124,687,389
Not accruing interest	39,902,081	187,512,753	161,192,828	49,476,672	28,401,743	668,468	124,687,389
Accruing interest
Fixed rate	-	28,897,354		-	-	-	-
Variable rate	-			-	-	-	-
Total as of 31.12.10	39,902,081	216,410,107	161,192,828	49,476,672	28,401,743	668,468	124,687,389

(*)Accruing interest at a fixed rate of 18.8%

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 5- BALANCES AND TRANSACTIONS WITH COMPANIES AS SPECIFIED IN ART. 33 -LAW 19,550 OF THE ARGENTINE REPUBLIC, AND RELATED PARTIES

Balances and transactions with Companies as specified in Art. 33 of Law 19,550 of the Argentine Republic and/or with related parties as of December 31, 2010 and 2009, are as follows:

	31.12.10	31.12.09
	$
Balance

Other credits
Lan Airlines S.A.	134,260,876	65,690,663
Lantours S.A.	1,161,494	1,974,232
Florida West S.A.	1,034,152
Lan Cargo S.A.	125,445
Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	85,945	6,153,653
Laser Cargo S.A.	74,347	65,823
Servicios Aeroportuarios Lan Chile S.A.	41,722	39,857
Lan Perú S.A.		18,174,548
ABSA S.A.		33,962
Total	136,783,981	92,132,738

Commercial debts
Lan Perú S.A.	(5,546,523)
Transporte Aéreo S.A.	(4,190,439)	(5,912,369)
Andes Airport Services S.A.	(1,527,705)	(168,439)
Lufthansa Lan Chile Technical Training S.A.	(134,548)	(336,148)
Inmobiliaria Aeronáutica S.A.	(40,437)	(28,461)
Línea Aérea Carguera de Colombia S.A.	(23,382)
ABSA S.A.	(20,572)
Lan Cargo Repair St.	(573)
Florida West S.A.		(328,666)
Lan Cargo S.A.		(249,467)
Mas Air S.A.		(18)
Total	(11,484,179)	(7,023,568)

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009
NOTE 5- BALANCES AND TRANSACTIONS WITH COMPANIES AS SPECIFIED IN ART. 33 -LAW 19,550 OF THE ARGENTINE REPUBLIC, AND RELATED PARTIES (Cont.)

	31.12.10	31.12,09
	$
Other debts
Manuel Benites	(130,961)	(37,767)
Jorge Luis Perez Alati	(130,960)	(37,766)
Total	(261,921)	(75,533)

Service revenue
Related companies	130,284,537	83,092,038

Other services
Related companies	(101,628,108)	(64,280,463)

Engine leasing
Related companies	7,947,677	7,628,756

Aircraft leasing
Related companies	(205,648,756)	(154,001,087)

Aircraft maintenance
Related companies	(128,829,667)	(120,525,970)

Interest
Related companies	4,473,292	2,834,946

Dividends
Shareholders	(186,389)	(75,533)

	(293,587,414)	(245,327,313)

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
As of December 31, 2010 and 2009

NOTE 6 –RESTRICTED AVAILABILITY ASSETS

A guarantee has been constituted for the rental of offices located at the Costa Salguero site for $105,196, and a further $376,000 correspond to a county provided to the National Transport Department (Secretaría de Transporte de la Nación), recorded as of December 31, 2010, under the heading Other Current Credits. As of December 31, 2009, a guarantee existed for the rental of offices located at the Costa Salguero site for $105,196, and a further $2376 corresponded to a guarantee provided to the Customs Service, which were recorded under the heading Of the Current Credits .

NOTE 7 – SHAREHOLDER CAPITAL

The capital situation as of December 31, 2010 and 2009, was as follows:

	SHAREHOLDER CAPITAL
	31.12.10	31.12.09
Capital subscribed, integrated, and registered at the Inspección General de Justicia	14,693,960	14,693,960

On August 5, 2009, the resolution was passed to update the Companies share structure with the creation of a new class of preferred stock shares, initially comprising 14,692 shares (ordinary class A shares). The shares of the new class are denominated preferred class B shares, and their preference consists of the right to collect a 15% preferential accumulated annual dividend during each annual accounting period on the notional value of US dollars. The class B share certificates shall indicate the notional rate in US dollars to be used in the calculation of the preference. If the Company records a loss, the preference shall be rolled over for the following accounting period. The class B shares shall also be preferential in the event of the liquidation of the Company, at their notional value in US dollars. Thus, shareholder capitalization of the company is as follows:

a)  1,454,704 ordinary, nominative, nonendorsable class A shares of $10 nominal value each, and with one voting rate each, of which 1,395,927 ordinary class A shares are held by the investor Inversora Cordillera S.A.; 58,777 ordinary class A shares are held by the investor LAN PAX Group S.A.

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
as of December 31, 2010 and 2009

NOTE 7 – SHAREHOLDER CAPITAL (Cont.)

b) 14,692 preferred class B shares, with a nominal value of $10 each, with a notional value of US$21.69 each and with one voting right each, of which 7346 preferred class B shares of $10 nominal value are held by Manuel  Benites and 7346 preferred class B shares of $10 nominal value are held by shareholder Jorge Luis Pérez Alati

NOTE 8 -LEASES

The Company has entered into two lease contracts with Transporte Aéreo S.A. by which it leases two Airbus 320-200 aircraft, and nine contracts with Lan Airlines S.A., for seven Airbus 320-200 aircraft and two Boeing 767-300 aircraft.

The monthly payments agreed for the Boeing 767-300 aircraft amount to US$400,000 and

US$350,000 for each A320-200, which must be paid in advance.

The current total value of the payments agreed in the aforementioned contracts amounts to US$46,663,680 (as of December 31, 2009 they amounted to US$51,758,337).

Considering its characteristics, the aforementioned lease has been classified as operational, and the payments accrued are therefore recognized on the statement of profit and loss.

The total of payment imputed as of December 31, 2010, amounted to $205,648,756 (as of December 31, 2009, it amounted to $154,001,087).

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
as of December 31, 2010 and 2009

NOTE 9- CORPORATE INCOME TAX – DEFERRED TAX

Changes in the asset and liability temporary differences arising through deferred tax are broken down below:

	31.12.09	Change	31.12.10
	$	$	$

Deferred tax
Bad debt provision	1,148,334	539,785	1,688,119
Pure contingency provision	501,666	(133,876)	367,790
Other provisions	770,470	201,618	972,088
Statutory bonuses	367,186	(367,186)	—
Tax loss carried forward	18,197,667	(7,696,685)	10,500,982
Pre-operational costs as assets	(438,574)	145,353	(293,221)
Goods for use	(1,697,437)	(131,321)	(1,828,758)
Other	33	123,044	123,077
Total deferred tax	18,849,345	(7,319,268)	11,530,077

The net tax assets arising through the temporary differences described above amounted to $11,530,077 as of December 31, 2010, and $18,849,345 as of December 31, 2009.

Tax loss carryforward recorded by the company and pending usage as of the close of the accounting period amount to approximately $30,002,804.

LAN Argentina  Sociedad Anónima
Notes on the Financial Statements (Cont.)
as of December 31, 2010 and 2009

NOTE 9- CORPORATE INCOME TAX – DEFERRED TAX (Cont.)

The Company has recognized a deferred tax assets arising from this tax loss carryforward for a total sum of $10,500,982 as of December 31, 2010, and $18,197,667 as of December 31, 2009, as according to the estimations made, these may be offset by taxable profits in future accounting periods in accordance with the following table:

Year generated	Amount	Year of expiry
	$
Dec-06	7,689,552	Dec-11
Dec-07	22.313.252	Dec-12

Total tax loss carryforward as of December 31, 2010	30. 002. 804

Differences between the deferred tax cost and gain in the accounting period and the figures calculated by applying the corresponding tax rate to profit and loss over the period (effective tax rate test) are explained in the following table:

	31.12.10	31.12.09
	$	$
Profit before corporate income tax	20,471,712	31,781,388
Tax rate	35%	35%
Tax loss for the accounting period	7,165,099	11,123,486

Permanent tax loss differences:
- Non-deductable items	148,020	248,141
- Other permanent differences	6,149	44,131
Total cost from corporate income tax	7,319,268	11,415,758

LAN Argentina Sociedad Anónima
Notes on the Financial Statements (Cont.)
as of December 31, 2010 and 2009

NOTE 10- SUBSEQUENT EVENTS

a)	By Resolution N° 64/2011 dated March 29, 2011, the National Transport Department authorized an increase of approximately 8% in cabotage tariffs.

b)
As a consequence of the growth plan, on April 8, 2011, LAN Argentina S.A. received its 11th Airbus A320 aircraft, with provisional registration LV-CKV. This aircraft will be used to enhance service on the domestic routes operated by the Company.

e)
On April 25, 2011, the Company shall launch operations on the Buenos Aires  Bahía Blanca route, with two services per day. This will bring the number of domestic destinations served by LAN Argentina S.A. up to fourteen.

LAN Argentina  Sociedad Anónima
Inspección General de Justicia Registry Number: 1.654.138
Goods for usage and for lease
For the accounting periods starting January 1, 2010 and 2009, and ending December 31, 2010 and 2009
Annex I
	ORIGINAL VALUE					DEPRECIATION
Principal account	At start of period	Increases	Transfers	Write downs	At close of period	Accumulated at start of period	Write downs	Over the period (1)	Accumulated at close of period	Net result: as of 31.12.10	Net result: as of 31.12.09
	$
Goods for usage	—
Installations	16,304,560	115,982	172,018	-,	16,592,560	3,028,715	-	1,555,616	4,584,331	12,008,229	13,275,845
Machinery and equipment	7,485,975	842,746	44,284	-,	8,373,006	3,712,728	-	1,020,040	4,732,768	3,640,238	3,773,248
Ground vehicles	313,022	65,573	-	-	378,595	117,026	-	36,593	153,619	224,976	195,996
Furniture and office items	3,825,337	212,086	81,506	-	4,138,929	1,359,362	-	465,294	1,824,556	2,294,373	2,466,075
Tools	1,073,807	672,737	-	-	1,746,544	514,817	-	247,021	761,833	984,706	558,990
Works in progress	352,663	46,377	(297,808)	-	101,232	-	-	-	-	101,232	352,663
Total goods for usage	29,355,365	1,955501	-	-	31,310,866	8,732,548	-	3,324,564	12,057,112	19,253,754	20,622,817
Goods for lease Engines	79,614,738	-	-	-	79,614,738	6,409,366	-	6,478,337	12,887,703	66,727,035	73,205,372
Total goods for lease	79,614,738	-	-	-	79,614,738	6,409,366	-	6,478,337	12,887,703	66,727,035	73,205,372
Total as of 31.12.10	108,970,103	1,955,501	-	-	110,925,604	15,141,914	-	9,802,901	24,944,815	85,980,789	-
Total as of 31.12.09	71,106,791	37,980,756	-	(117,444)	108,970,103	6,453,933	(43,060)	8,731,041	15,141,914	-	93,838,189

LAN Argentina  Sociedad Anónima
Inspección General de Justicia Registry Number: 1.654.138
Intangible assets
For the accounting periods starting January 1, 2010 and 2009, and ending December 31, 2010 and 2009
Annex II
	ORIGINAL VALUE			AMORTIZATIONS
Principal account	Start of period	Increases	Close of period	Accumulated at start of period	Write downs	Over the period (1)	Accumulated at close of period	Net result as of 31.12.10	Net result as of 31.12.09
	$
Pre-operational costs	1,394,054	-	1,394,054	1,277,883		116,171	1,394,054	-	116,171
International preoperational costs	1,582,312	-	1,582,312	1,178,513		243,184	1,421,697	160,615	403,799
Software	269,673	324,191	593,869	114,014	-	97,793	211,807	382,062	155,664
Balances as of 31.12.10	3,246,044	324,191	3,570235	2,570,410	-	457,148	3,027,558	542,677	-
Balances as of 31.12.09	2,976,366	269,678	3,246,044	1,898,911	-	671,499	2,570,410	-	675,634

(1) Carried over to the heading Amortization of Intangible Assets in Annex V.

LAN Argentina  Sociedad Anónima
Inspección General de Justicia Registry Number: 1.654.138
Contingent provisions
For the accounting periods starting January 1, 2010 and 2009, and ending December 31, 2010 and 2009
Annex III

	Starting				Total as of	Total as of
Item	balance		Increases	Decreases	31.12.10	31.12.09
	$
Deducted from assets

Bad debt provision	3,280,953	(1)	1,607,946	(65,701)	4,823,198	3,280,953

Included in liabilities

Provision for misc. contingencies and risks	1,085,957	(2)	859,740	(1,277,229)	668,468	1,085,957
Total as of 31.12.10	4,366,910		2,467,686	(1,342,930)	5,491,666	-
Total as of 31.12.09	2,537,481		2,337,563	(508,134)	-	4,366,910

(1)	Included under "Financial profit and loss, and net holdings" in the financial statements as of December 31, 2010.
(2)	Included under "Other expenditure" in the financial statements as of December 31, 2010.

LAN Argentina  Sociedad Anónima
Inspección General de Justicia Registry Number: 1.654.138
Foreign currency assets and liabilities
For the accounting periods starting January 1, 2010 and 2009, and ending December 31, 2010 and 2009
Annex IV

				Amount in local currency
	Type and amount in			Total as of	Total as of
Item	foreign currency (1)		Exchange rate	31.12.10	31.12.09
				$
CURRENT ASSETS
Cash and bank deposits	US$	15,739,698	3.936	61,951,450	6,711,301
	CH$	2,915,250	0.008	23,322	100
	PEN	52,316	0.700	36,621	91,203
	Reales	39,868	2.309	92,055	16,622
Temporary investments	US$	3,486,567	3.936	13,723,127	24,628,130
Sales credits	US$	2,716,707	3.936	10,692,959	11,988,606
Other credits	US$	33,702,443	3.936	132,652,816	67,133,450
	CH$	409,470,500	0.008	3,275,764	61,422
	PEN	5,735,524	0.700	4,014,867	49,995
	Reales	471,832	2.309	1,089,461	1,019,985
Total current assets				227,566,442	111,700,814

FIXED ASSETS

Other credits	US$	330,000	3.936	1,298,880	-
Total fixed assets				1,298,880	-
Total Assets				228,865,322	111,700,814

CURRENT LIABILITIES
Commercial debts	US$	17,161,437	3.976	(68,233,872)	(37,659,653)
	CH$	3,219,444	0.009	(28,975)	(2,739)
	PEN	1,343,727	0.707	(950,015)	(98,637)
	Reales	923,295	2.417	(2,231,603)	(1.182,072)
Other debts	US$			-	(14,727,820)
Total current liabilities				(71,444,465)	(53,670,921)

Net assets positions				157,420,857	58,029,893

US$ 8 United States Dollar
CH$ ·Chilean Peso
PEN- Peruvian Nuevo Sol
(1) Buy and sell exchange rate at the Banco de la Nación Argentina as of the date of closure of the accounting period.

LAN Argentina  Sociedad Anónima
Inspección General de Justicia Registry Number: 1.654.138
Information required under Art. 64 Part 1 Para. b) of Law 19,550
For the accounting periods starting January 1, 2010 and 2009, and ending December 31, 2010 and 2009
Annex V

	Cost of
	services	Administration		Total	Total
Description	rendered	costs	Marketing costs	31.12.10	31.12.09
	$
Fuel	405,014,225	,	-	405,014,225	291,154,987
Personnel costs	210,241,304	24,559,299	74,806,807	309,607,410	235,540,470
Agency incentives and commissions		-	202,011,633	202,011,633	159,639,999
Aircraft leases	205,648,756			205,648,756	154,001,087
Aircraft maintenance	136,698,381	-		136,698,381	128,042,097
Civil aviation taxes	45,497,630	-	-	45,497,630	53,484,660
Passenger service	72,556,896		-	12,556,896	47,256,253
Ramp service	69,847,183	-	-	69,847,183	38,855,485
Distribution systems	-	13,846,600	41,580,053	41,580,053	37,104,275
Service payments and fees	6,608,089	-	15,829,690	36,284,379	27,678,305
Crew costs	32,965,370		-	32,965,370	23,726,166
Publicity and marketing costs	-	272,903	25,383,816	25,383,816	9,763,017
Depreciations assets in use	8,390,995	1,421,319	1,139,003	9,802,901	8,731,041
Taxes, fees, contributions	10,290,370	126,326	55,461	11,768,150	8,346,893
General insurance	8,000,630	998,438	16,905	8,143,861	7,238,608
Plant and equipment lease	2,527,079	91,363	1,131,783	4,657,300	6,504,356
Training costs	6,384,733	28,237	304,212	6,780,308	5,816,386
Plant and equipment maintenance	3,672,839	236,913	2,015,816	5,716,892	4,506,889
Service commissions costs	3,939,608	93,211	733,071	4,909,592	3,808,307
Telephone costs	4,132,613	220,944	14,088	4,239,912	3,073,579
Office equipment	789,492	421,089	76,283	1,086,719	1,261,597
Intangible asset amortization	19,294	6,368	16,765	457,148	671,499
Freight	473,810	362,409	34,195	514,373	377,973
Bank costs		13,854		362,409	306,481
Import costs	299,531	15,047	79,841	393,226	267,707
Subscriptions	190,295	2,748,519	33,703	239,045	212,351
Misc. costs	2,485,557		1,379,042	6,613,118	4,482,699
Total as of 31.12.10	1,236,674,680	45,463,839	366,642,167	1,648,780,686	-
Total as of 31.12.09	976,163,808	33,795,433	251,893,926	-	1,261,853,167

OVERSIGHT COMMISSION REPORT

To the shareholders of
LAN Argentina Sociedad Anónima
CUIT No. 30-70754232-9
Legal domicile: Av. Rafael Obligado s/n y Jerónimo Salguero, Complejo Costa Salguero
Buenos Aires

As stipulated in Article 294, Section 5, of Law 19,550, we have examined the Balance Sheet of LAN Argentina Sociedad Anónima as of December 31, 2010, and the Statement of Profit and Loss, Statement of Changes in Net Equity, and Cash Flow Statement for the accounting period ending on that date, as well as the complementary notes and annexes.

In accordance with the legal oversight function invested in us regarding decisions made by corporate bodies of the Company and its Board Meetings, we have examined the documents mentioned in the previous paragraph, and in relation thereto have remitted the corresponding Audit Report. Furthermore, we have reviewed the Inventory and Report for the accounting period ending on December 31, 2010.

Our examination is limited to a review of the reasonability of the significant information contained in the documents examined, and verification of their congruence with other information contained in official documentation, as well as the legal and statutory acceptability of said decisions. We have not conducted any control over management, and therefore have not evaluated the business decisions and criteria applied in relation to administration, marketing, and financing – which issues fall within the exclusive remit of the Board of Directors.

Based on the review that we have conducted and on the Auditors’ Report dated April 27, 2011, it is our opinion that said financial statements were prepared based on accounting records maintained in all formal regards in accordance with applicable legal regulations, those pending transcription, and that all facts and circumstances of which we have become aware in compliance with the tasks completed by ourselves and by the Auditors are duly considered in the documentation examined; and therefore, we have not formulated any significant observations.

During the accounting period ending on December 31, 2010, we have complied with the stipulations of Article 294 of the Corporate Law (Ley de Sociedades Comerciales), including Section 4 thereof on the control of the constitution and maintenance of the Directors’ guarantee.

We have applied procedures for the prevention of money laundering and the financing of terrorism as set forth in the applicable professional regulations issued by the Argentine Federation of Professional Councils on Economic Sciences.

Buenos Aires, April 27, 2011
Maria Cristina Larrea
On behalf of the Oversight Commission

Lan Argentina Sociedad Anónima

Ratification of Printed Signatures

The facsimile signatures attached to the foregoing sheets, from page 1 to page 29 of the financial statements of LAN Argentina Sociedad Anónima  as of December 31, 2010, are hereby ratified.

AEROTRANSPORTES MAS DE CARGA, S.A. DE C.V.

FINANCIAL STATEMENTS AT DECEMBER 31, 2010 AND 2009

AND

AUDITORS’ REPORT

Free Translation of the Original in Spanish

AEROTRANSPORTES MAS DE CARGA, S.A. DE C.V.

FINANCIAL STATEMENTS

AT DECEMBER 31, 2010 AND 2009

INDEPENDENT AUDITORS’ REPORT

To the General Meeting of Shareholders
Aerotransportes Mas de Carga, S.A. de C.V.:

We have audited the general balance sheets of Aerotransportes Mas de Carga, S.A. de C.V, at December 31, 2010 and 2009, and the statements of income, changes in shareholders’ equity and cash flows for the years ended on those dates.  The Company’s Management is responsible for said financial statements.  Our responsibility is to issue an opinion on same based on our audits.

Our audits were conducted in accordance with generally accepted auditing standards in Mexico, which require that the audit be planned and performed so as to obtain reasonable assurance that the financial statements do not contain important errors, and that they are prepared in accordance with Mexican Financial Reporting Standards.  The audit consists of examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements; it also includes an assessment of the financial reporting standards used, of significant estimates made by Management and the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis to support our opinion.

In our opinion, the aforementioned financial statements present fairly, in all the important aspects, the financial position of Aerotransportes Mas de Carga, S.A. de C.V., as of December 31, 2010 and 2009, and the results of its operations, changes in Shareholders’ equity  and cash flows for the years ended on those dates, in conformity with Mexican Financial Reporting Standards.

BDO Hernández Marrón y Cia., S.C.

(SIGNATURE)

C.P.C  Bernardo Soto Peñafiel
Partner

Mexico, D.F
21 January 2011.

1

AEROTRANSPORTES MAS DE CARGA, S.A. DE C.V.
GENERAL BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009
(Mexican Pesos)

ASSET

	2010	2009
CURRENT
Cash and cash equivalents	$1,282,370	$6,611,963

Accounts receivable:
Cargo and services receivable	134,897,310	147,880,150
Inter-companies (Note 6)	68,244,197	82,695,425
Trade receivables	-	4,589,291
Other accounts receivable	213,344	196,695
Accounts receivable, Net	203,354,851	235,361,561

Taxes recoverable	166,408,429	142,062,410
Prepayments	7,827,226	8,000,084
Total current assets	378,872,876	392,036,018

PLANT AND EQUIPMENT, Net (Note 4)	1,313,234	2,828,725

DEFERRED CHARGES, Net (Note 5)	5,805,956	6,238,487

DEFERRED TAXES (Note 8)	5,097,124	3,199,402

Total Assets	$391,089,190	$404,302,632

LIABILITY

	2010	2009
SHORT-TERM:
Suppliers	$42,774,058	$23,658,389
Creditors by Freight	81,365,517	79,465,001
Sundry Creditors	16,105,383	11,173,521
Inter-companies (Note 6)	115,968,605	175,196,990
Taxes and Fees Payable	880,955	402,823
Other Accounts Payable	35,496,126	21,261,010
Employee Profit Sharing	1,751,314	270,143

Total Short-term Liability:	294,341,958	311,427,877

LABOR LIABILITY (NOTE 7)	2,168,145	2,676,820
Total Liability	296,510,103	314,104,697
SHAREHOLDERS’ EQUITY (Note 9)
SHARE CAPITAL	60,843,308	60,843,308
RETAINED EARNINGS:
Legal Reserve	983,771	936,272
Profit from Previous Years	28,370,856	27,666,635
Profit for the Year	4,381,152	751,720
	33,735,779	29,354,627

Total Shareholders’ Equity	94,579,087	90,197,935

Total Liability and Shareholders’ Equity	$391,089,190	$404,302,632

The accompanying notes are an integral part of these financial statements

2

AEROTRANSPORTES MAS DE CARGA, S.A. DE C.V.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Mexican Pesos)

	2010	2009
INCOME FROM FREIGHT	$1,890,622,924	$1,603,215,161
INCOME FROM SERVICES	53,998,546	58,459,343
Total income	1,944,621,504	1,661,674,504

COST OF SERVICES	474,974,257	450,546,716
	1,469,647,213	1,211,127,788
DIRECT AND INDIRECT COSTS:
Variable direct costs	1,220,171,875	1,016,763,361
Indirect costs	74,520,565	54,092,204
	1,294,692,439	1,070,855,565
Gross margin	174,954,774	140,272,223

FIXED COSTS	174,610,600	140,874,904
Operating Income (Loss)	344,173	(602,681)
COMPREHENSIVE FINANCING COST:
Interest paid (gained), Net	374,310	(157,503)
Foreign exchange gains, Net	(6,512,998)	(2,512,877)
	(6,138,689)	(2,670,380)
Earnings before income taxes	6,482,862	2,067,699
Income taxes (Note 8):
Deferred income tax	(1,897,722)	954,234
Income tax	3,999,432	361,745
	2,101,710	1,315,979
Net income for the year	$4,381,152	$751,720

The accompanying notes are an integral part of these financial statements

3

AEROTRANSPORTES MAS DE CARGA, S.A. DE C.V.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Mexican Pesos)

		Retained Earnings :
	Share Capital	Legal Reserve	Income for Previous Years	Income for the Year	Total Shareholders’ Equity
BALANCES AT 31 DECEMBER 2008 (Note 9)	$60,843,308	$617,263	$21,605,456	$6,380,188	$89,446,215

Transfer to earnings of previous years	-	319,009	6,061,179	(6,380,188)	-

Comprehensive income for the year	-	-	-	751,720	751,720
BALANCES AT 31 DECEMBER 2009 (Note 9)	60,843,308	936,272	27,666,635	751,720	90,197,935

Transfer to earnings of previous years	-	47,499	704,221	(751,720)	-

Comprehensive income for the year	-	-	-	4,381,152	4,381,152
BALANCES AT 31 DECEMBER 2010 (Note 9)	$60,843,308	$983,771	$28,370,856	$4,381,152	$94,579,087

The accompanying notes are an integral part of these financial statements

4

AEROTRANSPORTES MAS DE CARGA, S.A. DE C.V.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Mexican Pesos)

	2009	2010
OPERATING ACTIVITIES:
Earnings before income taxes	$6,482,862	$2,067,699
Items relating to investing activities:

Depreciation and amortization	1,323,192	2,109,192
Labor liability	2,168,145	2,695,689
Interest expense (income)	374,310	(157,503)
Total	10,348,509	6,715,077

Decrease(increase) in accounts receivable and others	32,006,710	(42,209,304)
Increase in taxes recoverable and prepayments	(24,173,161)	(30,911,710)
Decrease(increase) in suppliers and other liabilities	(19,762,739)	74,694,182
Income taxes paid	(3,999,432)	(3,720,432)
Net cash flows from operating activities	(5,580,113)	4,567,813

INVESTING ACTIVITIES:
Interest paid	(374,310)	157,503
Plant and equipment	624,830	(912,514)
Net cash flows from investing activities	250,520	(755,011)
CASH AND CASH EQUIVALENTS:
(Decrease) Increase in cash and cash equivalents	(5,329,593)	3,812,802
At the beginning of year	6,611,963	2,799,161
At the end of year	$1,282,370	$6,611,963

The accompanying notes are an integral part of these financial statements

5

AEROTRANSPORTES MAS DE CARGA, S.A.A DE C.V.
NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2010 AND 2009
(Amounts expressed in Mexican Pesos, unless another denomination is indicated)

1.  INCORPORATION AND PRINCIPAL OPERATIONAL ACTIVITY:
The Company was established as an open-end stock corporation according to notarial instrument number 4822 dated 13 September 1990, with duration of 99 years.  Since April 1992, the Company carried out operations arising out of its principal activity.

Its principal operational activity is operating regular air transport services for cargo, passengers, Express mail, national air taxi and mainly specialized air transport.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The accompanying financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS). FRS requires Management, using its professional judgment, to make certain estimates and use certain assumptions to determine the valuation of various items included in the financial statements. Even though their final result could differ, the Company's management believes that the estimates and assumptions used are appropriate under the circumstances and for the date of issuance of these financial statements. The following summarizes the principal accounting policies followed by the Company, which are in accordance with the IFRS:

a. Bases for presentation and disclosure:

1. Monetary Units of the Financial Statements-

The financial statements and their notes at December 31, 2010 and 2009 and for the years ended on those dates were set and expressed in pesos of different purchasing power.

2. Comprehensive Income-

The amount of comprehensive income presented in the statement on changes in shareholders’ equity, is the result of the overall performance of the Company during the period and is represented by the net income for the year.

3. Classification of costs-

Costs are expressed based on their function, which makes it possible to recognize the cost of services separately from direct and indirect costs and fixed costs.

6

4. Operating Income (loss)-
Operating income (loss) is calculated by subtracting the cost of services and direct, indirect and fixed costs from total revenues. Although IFRS B-3 does not require it, this item is included in the statements of income that are presented since it contributes to a better understanding of the Company’s economic and financial performance.

5. Reclassification of Accounts-

The financial statements for 2009 include certain reclassifications, so that they are comparable to the classifications used in 2010.

b. Adoption of new IFRS:

Effective January 1, 2010, the Company adopted the following new IFRS and IFRS Interpretations, whose most important effects and changes are as follows:

1. IFRS C-1, "Cash and cash equivalents”.- The main changes that this IFRS establishes in relation to repealed Bulletin C-1 are: a) modifies the concept of cash to be consistent with IFRS B-2; b) restricted cash is presented in a single item with cash and cash equivalents; and c) incorporates the concepts of acquisition cost, restricted cash, cash equivalents, temporary securities, net realizable value, nominal value and fair value. The adoption of this standard had no impact on the financial statements for the year ended December 31, 2010.

2. "Improvements to IFRS 2010”.- incorporate changes to or clarifications of the IFRS in order to establish a more appropriate regulatory approach for improvement in several aspects as follows:

➢
IFRS that generate accounting changes in valuation, presentation or disclosure in financial statements are:  IFRS B-1 Accounting Changes and Error Corrections, IFRS B-7 Business Combinations and IFRS C-13 Related Parties.

➢
IFRS that relate to modifications to make clarifications to help establish a clearer and more understandable regulatory approach and do not generate accounting changes in the financial statements are: IFRS A-5 Basic Elements of Financial Statements; IFRS B-3 Statement of Income and IFRS B-15 Foreign Currency Translation.

➢	The IFRS relating to both types of improvements previously mentioned are: IFRS B-2, Statement of Cash Flows and IFRS C-7 Investments in Associates and Other Permanent Investments.

The main improvements that generate accounting changes which must be recognized retrospectively, which had no impact on the financial statements for the year ended December 31, 2010, are:

7

IFRS B-1, "Accounting Changes and Error Corrections".- Expands disclosures in case the company implements a particular new rule.

IFRS B-2, "Statement of Cash Flows".- Requires that the effects of fluctuations in the exchange rate used for the translation of cash in foreign currency and movements in the fair value of cash in any precious metal coins other item of cash valued at fair value is shown in a specific line.

IFRS B-7, "Business Combinations".- Requires the recognition of intangible assets or supplies when the acquired business has a favorable or unfavorable contract, respectively, in relation to the market. It only applies if the acquired business is the lessee and the lease is an operating lease.

IFRS C-7, "Investments in Associates and Other Permanent Investments".- Changes how to determine the effects from increases in the percentage of participation in an associate. It also establishes that effects of increases or decreases in the percentage of participation in an associate are recognized in the category of participation in the earnings of associated companies and not in the category of extraordinary items.

IFRS C-13, "Related Parties".- Requires that if the direct controller or principal controller of the reporting entity does not make financial statements available for public use, the reporting entity must immediately disclose the name of the controller, directly or indirectly, that makes financial statements available for public use.

c. Recognition of the effects of inflation:

The cumulative inflation of the three preceding fiscal years is 14.49% for 2010 and 15.01% for 2009, in accordance with the IFRS, the economic environment for both years is non-inflationary, therefore effective January 1, 2008 the Company suspended the recognition of the effects of inflation on financial information. Consequently, assets, liabilities and shareholders' equity at December 31, 2010 and 2009 include the effects of restatement recognized through December 31, 2007, which resulted in gains for inflation on the non-monetary and monetary items.

Inflation rates for the years ended December 31, 2010 and 2009 were 4.40% and 3.57%, respectively.

d. Cash and Cash Equivalents:

Cash and cash equivalents include deposits in bank accounts, foreign currency and other similar equivalents. To date from financial statements interest gained and profits or losses in valuation are included in the results of the exercise as part of the comprehensive financing result.

8

e. Plant and equipment:

Plant and equipment are recorded at cost. Balances arising from acquisitions realized up to December 31, 2007 were restated by applying factors derived from the National Consumer Price Index (INPC) to that date. Depreciation is calculated using the straight-line method based on the remaining useful lives of the assets, determined by the Company, using the depreciation rates specified in Note 4.

f. Deferred charges:

Deferred charges are recorded at acquisition cost. Until December 31, 2007 they were restated by applying factors from the INPC. Depreciation is calculated using the straight-line method based on the remaining useful lives of assets, determined by the Company.

g. Labor obligations:

Labor obligations are divided into three types of employee benefits; direct short and long term benefits, severance benefits and retirement benefits, which are explained as follows:

Direct benefits to employees.- These are valued in proportion to the services rendered, considering the current wages, and the liability is recognized as it is accrued. Mainly includes employee profit sharing (PTU), compensated absences such as vacations and vacation pay and bonuses.

Employee benefits for termination, retirement and other.- Liabilities from seniority premiums, pension plans and severance payments are recognized as they accrue and are calculated by independent actuaries based on the projected unit credit method using nominal interest rates. Therefore, the liability is being recognized that at present value, it is estimated that it will cover the liability for these benefits to the estimated date of retirement of all employees working in the Company.

h. Income tax:

Income tax ("ISR") and the Single Rate Business Tax ("IETU") are recorded in the results of the year they are incurred. Deferred tax is determined based on financial projections, which establish whether the Company will generate ISR or IETU, recognizing the deferred tax which corresponds to the relevant tax it will pay.  Deferred tax is calculated by applying the corresponding tax rate to temporary differences resulting from comparing the accounting and fiscal balances of assets and liabilities and including, if any, benefits from fiscal losses through amortization and some tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

9

The effect of changes in tax rates on deferred taxes is recognized in results of operations for the period said changes are approved.

The effect of the year of deferred taxes was a credit of $ 1,897,722 to income in 2010 and a charge to 2009 results for $ 954,234 causing an increase and decrease in deferred tax asset amounts, respectively (Note 8).

i. Employee profit sharing (PTU):

Employee profit sharing ("PTU") is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying statement of income. Deferred PTU is calculated by temporary differences resulting from comparing the accounting and fiscal balances of assets and liabilities and is only recognized if the liquidation of a liability or generation of a benefit is probable, and there is no indication that that situation will change in such a way that said liability or benefit will not materialize.

j. Comprehensive financing cost (CFC) and foreign currency transactions:

CFC.- the CFC includes interest and differences in exchange rates.

Foreign currency transactions.- Are recorded at the exchange rate in effect on the date of the transactions. Assets and liabilities are restated at the exchange rate existing on the date of the balance sheet. Differences caused by fluctuations in exchange rates between the date of conclusion of transactions and their liquidation or valuation at year-end are applied to income (Note 3).

k. Revenue recognition:

Revenues from cargo and its related costs are recognized in the period at which the risks and benefits are transferred to customers who purchased the service.

l. Contingencies:

Liabilities or important loss contingencies are recorded when it is likely that their effects may materialize and there are reasonable grounds for their quantification. If these reasonable elements do not exist, its qualitative disclosure is included in the notes to the financial statements. Revenues, earnings or contingent assets are not recognized until the moment it is practically assured of its realization.

m. Impairment of long-lived assets:

The Company reviews the value of Plant and equipment and other long-lived assets so as to recognize a decline in value if events or changes indicate that the book value recorded may not be recoverable. At December 31, 2010 and 2009 the application of this reference standard has no further effects on the company’s financial position and operating results.

10

n. Provisions:

Are recognized when the Company has a present obligation as a result of a past event, which probably results in the use of economic resources and that can be reasonably estimated.

o. New issued accounting pronouncements - subsequent event:

Effective January 1, 2011 provisions contained in the following IFRS came into effect, it is believed that their adoption will not have important effects on the financial information presented in the financial statements and notes, and which most important changes are as follows:

1. IFRS B-5 "Segment Reporting".- The principal changes that this IFRS B-5 establishes in connection with the repealed Bulletin B-5 are: a) to disclose information used to evaluate the performance of operating segments and not economic segments, geographic areas or homogeneous groups of customers; b) does not require business risks different from each other, so they can qualify as an operating segment; c) business areas in preoperational stage can be classified as operating segments; d) requires separate disclosure of income and expense or net interest income; e) requires disclosure of amounts of liabilities; f) to disclose information on the entity as a whole: about products or services, geographic areas and major clients.

2. IFRS B-9 "Interim Financial Reporting".- The main changes in relation to prior pronouncements are: a) the interim financial report must contain condensed statements: financial position, results or, where appropriate, activities of changes in shareholders' equity, cash flows and notes to financial statements with selected disclosures; b) the information must be compared with the equivalent of the previous year.

3. IFRS C-18 "Obligations associated with the retirement of property, plant and equipment".- This IFRS establishes: a) requirements to be considered for valuation; b) requirement to recognize a provision that increases the acquisition cost of an asset or its components in terms of IFRS C-6; c) how to recognize valuation changes due to revisions to the cash flows, the frequency for liquidation and the discount rate used; d) the use of a discount rate that includes the cost of money and credit risk of the entity; e) the use the expected present value technique to determine fair value, and f) to disclose certain information.

4. IFRS C-5 "Prepayments" .- The main changes and features of this IFRS with respect to Bulletin C-5 are: a) excludes income tax, projected net assets derived from a pension plan and interest paid in advance; b) includes advances for purchase of inventories or property, plant and equipment, as part of their approach; and c) requires that upon receipt of goods or determining loss due to impairment, is applied to income and presented in the current or non-current, in view of the final item.

11

5.  IFRS C-6 “Property, plant and equipment”.- The principal changes and features of this IFRS with respect to Bulletin C-6 are: a) biological assets and mining industries form part of the scope; b) includes the handling of the exchange of assets in view of the commercial substance; c) adds the bases for determining the residual value of a component; d) establishes the obligation to depreciate components that are representative of an item of property, plant and equipment, independently depreciate the rest of the item as if it were a single component; e) indicates that if a component is idle it should continue to be depreciated unless using depreciation methods based on the component’s activity; and f) eliminates the procedure of assigning determined value to property, plant and equipment acquired without cost or at insufficient cost.

6."Improvements to IFRS 2011”.- Include changes to or clarifications of the IFRS in order to establish a more appropriate regulatory approach for improvement in several aspects as follows:

a. The IFRS that generate accounting changes in valuation, presentation or disclosure in financial statements are:

➢
IFRS B-1 must include a statement of the financial position at the start of the oldest period adjusted retroactively and on the statement of changes in the shareholders’ equity for each category of the share capital must be included; beginning balances previously reported; the effects of each item affected in the capital stock, separating the results from error corrections; and initial balances adjusted retroactively.

➢	IFRS B-2 no longer requires the presentation of the category of cash to be applied to obtain financing activities.

➢	Bulletin C-3, interest earned from accounts that are difficult to recover should not be recognized because it is probable that the benefits derived from the transaction would flow to the entity.

➢
Bulletin C-10, excludes the extrinsic value of options of the hedging relationship and the difference with the spot rate, in forward, the coverage between related parties is appropriate only when the functional currencies are different.

➢	IFRS C-13 describes the concept of related party in order to avoid omitting from consideration all persons qualified as such or not to include those who in reality, despite the relationship, are not.

12

➢
Bulletin D-5, the discount rate to be used in the capital leases is the implied rate of the contract, is described in the disclosures to be made; gain or loss on sale and lease back should be deferred and amortized over the term of contract.

b. IFRS that refer to modifications to make clarifications that help to establish a clearer and more understandable regulatory approach and do not generate accounting changes in the financial statements are: IFRS D-6, Bulletins C-3, C-9, C-12 and C-10, adding the treatment of partially covered items; D-5, expands the examples of indicators of capital leases, and IFRS D-4 which allows substantially enacted laws to be applied.

3. FOREIGN CURRENCY POSITION:

At December 31, 2010, the exchange rate was $ 12.3817 per U.S. dollar ($ 13.0437 at December 31, 2009). At January 21, 2011, the date of issuance of the audited financial statements, the exchange rate was $ 12.0903.

The foreign currency position unaudited at January 21, 2011 is similar to that of year end.

At December 31, 2010 and 2009, the Company had assets and liabilities denominated in U.S. dollars (US$) as shown below:

	2010		2009
Assets	US$	16,639,292	US$	16,550,255
Liabilities		(30,352,942)		(23,813,005)
Liability Position	US$	(13,713,650)	US$	(7,262,750)

The principal operations carried out by the Company in foreign currency during 2010 and 2009 were as follows:

	2010		2009
Revenues	US$	120,121,737	US$	93,243,180
Costs and expenses	US$	111,028,721	US$	88,749,067

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4. PLANT AND EQUIPMENT:

At December 31, 2010 and 2009, this category was comprised in the following manner:

			Annual rate Depreciation
	2010	2009	2010 and 2009
Computer equipment	$2,368,475	$2,800,369	10%
Furniture and office equipment	2,251,975	2,955,920	10%
Motor vehicles	672,378	1,795,904	10%
Ground support equipment	522,430	895,160	25%
Communication equipment	785,220	1,075,430	Various
Plant and equipment	97,298	120,105	10%
Tools	472,387	611,866	10%
Smaller assets	138,836	347,698	10%
	7,308,999	10,602,452
Accumulated depreciation	(5,995,765)	(7,773,727)
Plant and equipment, net	$1,313,234	$2,828,725

Depreciation charged to income for the year was $621,769 in 2010 and $1,411,830 in 2009.

5. DEFERRED CHARGES:

At December 31, 2010 and 2009, the balance in this category was as follows:

	2010	2009
Deferred charges	$16,621,148	$16,477,268
Minus: Accumulated amortization	(10,815,192)	(10,238,781)
Deferred charges – net	$5,805,956	$6,238,487

Amortization charged to the results for the year was $701,423 in 2010 and $697,362 in 2009.

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6. BALANCES AND TRANSACTIONS WITH PARENT AND AFFILIATED COMPANIES:
These amounts represent transactions between companies in the Group and are calculated from commissions on sales of services, as well as services and payments made on behalf of the Company in order to carry out its operations, said debt earns no interest and is payable in United States dollars, converted to local currency at the exchange rate prevailing at year end.

The Company has recorded balances at December 31, 2010 and 2009, with companies in the Group as follows:

	2010	2009
Accounts Receivable
Americonsult Costa Rica, S.A.	$21,012,430	$19,020,963
Conecta Corporation, S.A.	8,392	5,092,496
Lan Airlines, S.A	22,248,834	38,884,117
Lan Peru, S.A.	944,980	-
Prime Airport Services Inc.	33,054	-
Americonsult Guatemala, S.A.	9,853,652	8,730,806
Americonsult Mexico, S.A.	13,664,948	10,404,279
Others	477,907	562,764
	$68,244,197	$82,695,425
Accounts Payable
Aerolineas Brasileñas, S.A	$(5,586,279)	$(24,136,760)
Lan Cargo, S.A.	(94,730,734)	(123,193,060)
Mas Investment Ltd	(325,879)	-
Air Cargo Limited	(2,134,129)	(2,248,233)
Transporte Aereo, S.A.	(316,857)	-
Linea Aerea Carguera de Colombia, S.A	(12,532,600)	(24,510,440)
Others	(342,127)	(1,108,497)
	$(115,968,605)	$(175,196,990)
Net payable:	$(47,724,408)	$(92,501,565)

At December 31, 2010 and 2009, the year's operations include transactions with companies from the Group as follows:

	2010	2009
Revenues:
Services in General	$653,250,730	$561,474,686
Other revenues	6,582,822	9,765,767
	$653,250,730	$561,474,686
Costs:
Lease	513,630,324	447,254,717
Other Services	74,525,334	54,483,779
Commissions	4,464,143	1,586,762
	$592,619,801	$503,325,258

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7. LABOR OBLIGATIONS:

According to the Federal Labor Law, the company has obligations for seniority premiums and compensation, which are payable to staff in case of separation or death under certain circumstances.

At December 31, 2010 and 2009, the Company has established a reserve to cover liabilities for seniority premium payments, as well as those relating to compensation, said reserve was determined in accordance with actuarial studies carried out by independent experts under the projected unit credit cost method, according to the guidelines of IFRS D-3. The summary for the above mentioned actuarial study is shown below:

2010
	Seniority Premiums	Compensations	Termination of Work Relationship	Total
Obligations by defined benefits	$615,350	$11,061,317	$477,087	$12,153,754
Assets of the Plan	(138,698)	(7,191,604)	-	(7,330,302)
Liability(asset) of transition pending amortization	(177,054)	(1,968,375)	(509,878)	(2,655,307)
Projected net liability	$299,598	$1,901,338	$(32,791)	$2,168,145
Net cost of the period	$120,395	$1,394,250	$133,305	$1,647,950
Amortization period	13.8 years	23.9 years	5.8 years
Discount rate	7.7%	7.7%	7.7%
Rate of increase of salaries	5.10%	5.10%	5.10%

2009
	Seniority Premiums	Compensations	Termination of Work Relationship	Total
Obligations by defined benefits	$501,794	$8,032,130	$411,706	$8,945,630
Assets of the Plan	-	(5,207,611)	-	(5,207,611)
Liability(asset) of transition pending amortization	(70,760)	(786,665)	(203,774)	(1,061,199)
Projected net liability	$431,034	$2,037,854	$207,931	$2,676,820
Net cost of the period	162,278	$1,613,450	$919,961	$2,695,689
Amortization period	13.2 years	24.1 years	4.7 years
Discount rate	8.7%	8.7%	8.7%
Rate of increase of salaries	6.10%	6.10%	6.10%

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8. INCOME TAX:

Under current tax law, companies must pay the tax, whichever is greater between the ISR and IETU. The income tax rate is 30% for 2010 and 28% for 2009. The IETU tax rate is 17.5% for 2010 onwards and 17% for 2009.

a) Income tax

Accounting income differs from taxable income primarily due to the effect of permanent differences, primarily in items included in the income statement to reflect the effects of inflation and temporary differences that affect various exercises accounts-wise or fiscally.

At December 31, 2010 and 2009, the net charge to income for income tax is as follows:

	2010
	Cause	Deferred
Income Tax	$3,999,432	$(1,897,722)

	2009
	Cause	Deferred
Income Tax	$361,745	$954,234

The reconciliation between the actual and effective rate of the ISR tax, tax expense (benefit) for taxes attributable to income was different from that which would be computed by applying the rate of 30% in 2010 (28% in 2009) of the ISR on income before tax, as a result of the items listed below:

	2010	2009
Income before tax	$6,482,862	$2,067,699
Actual rate	30%	28%
ISR at the actual rate	1,944,859	578,956
Effect net annual adjustment for inflation	(716,889)	803,237
Other permanent items	873,740	(66,214)
Total ISR	$2,101,710	$1,315,979
Effective rate	32%	63%

The determination of deferred income tax is based on temporary differences between accounting and tax values, to which tax rates are accordingly applied.

17

At December 31, 2010 and 2009, deferred tax assets are as follows:

	2010	2009
Income tax:
Fixed assets and deferred charges	$940,214	$928,206
Provisions	4,156,910	2,271,196
	$5,097,124	$3,199,402

b) Single Rate Business Tax ("IETU")

In cases which generate IETU, payment is considered final and not subject to recovery in subsequent years.

Due to that, according to the Company’s estimates, the tax payable in the coming years is the ISR, deferred taxes at December 31, 2010 and 2009 were recorded on the basis of ISR.

During the year ended December 31, 2010 and 2009, the Company did not generate IETU.

9. SHAREHOLDERS’ EQUITY:

 a) Share Capital:

The Company's share capital is fixed and variable without limit. The minimum fixed capital is represented by 2,965,000 registered shares with a value of ten pesos each, the variable is represented by 1,107,577 registered shares with a value of ten dollars each.

The share capital at December 31, 2010 and 2009 are as follows:

	Shares	Par Value	Amount
Fixed capital	2,965,000	$10	$29,650,000
Variable capital	1,107,577	10	11,075,770
Complement for restatement			20,117,538

			$60,843,308

The share capital restated for tax purposes, which forms the contributed capital account ascended to $ 65,389,646 at December 31, 2010 ($ 62,633,761 at December 31, 2009).

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b) Restrictions on shareholders' equity

Net income for the year is subject to separation of 5% to make up the legal reserve, until it reaches a fifth of the share capital. At December 31, 2010 the legal reserve amounts to $ 983,771 ($ 936.272 in 2009).

The restated amount, on tax bases, of contributions made by shareholders, may be refunded to them without any tax, to the extent that such amount is equal to or higher than equity. At December 31, 2010, the Company had a restated balance of the net tax profit account for
$ 28,817,027 ($ 27,602,516 in 2009).

Earnings over which they have not paid the income tax (ISR), and the other shareholders' equity, shall generate an ISR payment payable by the Company, in case of distribution, at the rate of 30%, for which shareholders may only have 70% of the amounts mentioned.

10. CONTINGENCIES:

According to the Income Tax Law, companies that enter into transactions with related parties are subject to limitations and tax obligations, in terms of pricing agreements, since they must be similar to those used with or between independent parties in comparable transactions.

Should the tax authorities review the price and reject certain amounts, they could also require the collection of tax and corresponding accessories (updating and fees), fines for missed contributions, which could be up to 100% on the updated amount of contributions.

11. APPROVAL OF THE ISSUANCE OF FINANCIAL STATEMENTS:

The issuance of these financial statements dated January 21, 2011  were authorized by CP Alejandro Fernandez Espinosa, Director of Finance and is subject to the approval of the Ordinary Meeting of Shareholders of the Company, who may decide to amend them in accordance with the provisions of the General Law of Commercial Companies.

19

LAN PERU S.A.

FINANCIAL STATEMENTS
31 DECEMBER 2010 AND 31 DECEMBER 2009

FREE TRANSLATION OF THE ORIGINAL IN SPANISH

LAN PERU S.A.

FINANCIAL STATEMENTS
31 DECEMBER 2010 AND 31 DECEMBER 2009

US$ = United States dollar
S/.   = Nuevo sol

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
Lan Perú S.A.

21 January 2010

We have audited the attached financial statements of Lan Perú S.A. (a subsidiary of Lan Airlines S.A., domiciled in Chile), which consist in the general balances as of 31 December 2010 and as of 31 December 2009, in addition to the statements on profits and losses, changes in net assets and cash flow for the years ending on those dates, and a summary of major accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

The Management is responsible for the preparation and reasonable presentation of these financial statements in accordance with accounting principles that are generally accepted in Peru. This responsibility includes: designing, implementing and maintaining significant internal control during the presentation and reasonable preparation of the financial statements, to ensure that they do not contain relatively important misrepresentations, either out of fraud or error; selecting and implementing the appropriate accounting policies, and making reasonable accounting estimates according to circumstances.

Auditor’s responsibility

Our responsibility consists in giving an opinion on these financial statements based on our audits. Our audits were undertaken according to the auditing standards generally accepted in Peru. Said standards require that we fulfill ethical requirements and that we plan and undertake the audit to attain reasonable certainty that the financial statements do not contain relatively important misrepresentations.

An audit consists in undertaking procedures to obtain auditing evidence on balances and the information contained in the financial statements. The procedures chosen depend on the auditor’s criteria, which include assessing the risk that these financial statements might contain relatively important misrepresentations, either as a result of fraud or error. Upon engaging in this risk assessment, the auditor considers the Company’s relevant internal control in the preparation and reasonable presentation of the financial statements to design auditing procedures that are appropriate to the circumstances, but not with the purpose of giving an opinion on the effectiveness of the institution’s internal control. An audit also consists in evaluating the appropriateness of the accounting principles applied, in addition to evaluating the general presentation of the financial statements.

We consider that the auditing evidence that we have obtained is sufficient and appropriate to provide us with a basis for giving our auditing opinion.

21 January 2010
Lan Perú S.A.

Opinion

It is our opinion that the aforementioned financial statements reasonably present - in all significant aspects - the financial situation of Lan Perú S.A. as of 31 December 2010 and as of 31 December 2009, the results of its operations and its cash flows for the years ending on those dates, in keeping with accounting principles generally accepted in Peru.

Countersigned by
__________________________ (partner)
Arnaldo Alvarado L.
Certified Public Accountant
License No.01-007576

LAN PERU S.A.

BALANCE SHEET

ASSETS
	As of December 31,
	2010	2009
	US$000	US$000

Current assets
Cash and cash equivalents (Note 5)	13,361	6,027
Negotiable instruments (Note 6)	51,357	34,301
Commercial accounts receivable (Note 7)	22,344	18,733
Related company accounts receivable (Note 8)	6,771	3,313
Other accounts receivable (Note 9)	18,450	10,036
Inventories	262	236
Costs paid in advance	1,174	1,825
Total current assets	113,719	74,471

Long term assets
Deferred corporate income tax (Note 10)	207	1,322
Land, facilities, moveable goods, and equipment (Note 11)	13,947	8,487
Funds subject to restriction	329	28
Intangible assets	79	9
Total long term assets	14,562	9,846

TOTAL ASSETS	128,281	84,317

LIABILITIES AND NET EQUITIES
	As of December 31,
	2010	2009
	US$000	US$000
Current liabilities
Commercial accounts payable	46,235	36,247
Related company accounts payable (Note 8)	23,180	6,775
Tickets sold and not flown (Note 12)	23,412	15,141
Other accounts payable:
Taxes payable	835	1,588
Boarding fees	6,777	3,502
Misc. provisions (Note 13)	12,897	9,448
Misc.	217	184
Total current liabilities	113,553	72,885

Long term liabilities
Long term provisions (Note 13)	1,021	613
TOTAL LIABILITIES	114,574	73,498

NET EQUITY (Note 14)
Capital	4,341	4,341
Revaluation surplus	3,329	-
Legal reserve	868	868
Accumulated profits	5,169	5,610
TOTAL NET EQUITY	13,707	10,819
TOTAL LIABILITIES AND NET EQUITY	128,281	84,317

The accompanying notes on pages 7 to 24 form an integral part of the financial statements.

LAN PERU S.A.

STATEMENT OF PROFIT AND LOSS

	For the year ending
	December 31,
	2010	2009
	US$000	US$000

Net sales (Note 16)	802,216	710,290
Sales costs (Note 17)	(649,275)	(566,051)
Gross profit	152,941	144,239

Operating expenditure and revenue:
Sales costs (Note 18)	(142,095)	(129,716)
Administration costs (Note 19)	(8,536)	(7,146)
Misc. costs	(236)	(264)
Misc. income	41	124
	(150,826)	(137,002)
Operating profit	2,115	7,237

Other income (expenditure):
Financial income	165	133
Financial expenditure	(860)	(807)
Exchange rate difference, net (Note 3)	746	89
	51	(585)
Profit before corporate income tax	2,166	6,652
Corporate income tax (Note 15)	(521)	(1,768)
Profits during the year	1,645	4,884

The accompanying notes on pages 7 to 24 form an integral part of the financial statements.

LAN PERU S.A.

STATEMENT OF CHANGES IN NET EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2010
AND DECEMBER 31, 2009

		Revaluation	Legal	Accumulated
	Capital	Surplus	Reserve	Profit (loss)	Total
	US$000	US$000	US$000	US$000	US$000

Balance as of January 1, 2009	4,341	-	775	1,862	6,978
Capitalization of profits	-	-	93	(93)	-
Distribution of profits	-	-	-	(1,043)	(1,043)
Profits during the year	-	-	-	4,884	4,884
Balance as of December 31, 2009	4,341	-	868	5,610	10,819
Land revaluation	-	4,756	-	-	4,756
Revaluation deferred tax	-	(1,427)	-	-	(1,427)
Distribution of profits	-	-	-	(2,086)	(2,086)
Profits during the year	-	-	-	1,645	1,645
Balance as of December 31, 2010	4,341	3,329	868	5,169	13,707

The accompanying notes on pages 7 to 24 form an integral part of the financial statements.

LAN PERU S.A.

CASH FLOW STATEMENT

	For the year ending
	December 31,
	2010	2009
	US$000	US$000

OPERATING CASH FLOW
Received	953,507	915,608
Other income received	218	126
Payment to suppliers and personnel	(919,742)	(916,771)
Corporate income tax paid	(1,347)	(2,158)
Other costs paid	(5,025)	(8,644)
Cash flow provided for (applied against) operating activities	27,611	(11,839)

INVESTMENT CASH FLOW
Purchase of installations, movable goods, and equipment	(1,503)	(837)
Purchase of intangible assets	(70)	(9)
Net effect of investment cash flow	(1,573)	(846)

FINANCING CASH FLOW
Distribution of profits	(1,648)	(1,043)
Net effect of financing cash flow	(1,648)	(1,043)

Net increase (net reduction) in cash and cash equivalents	24,390	(13,728)
Cash and cash equivalents balance at start of year	40,328	54,056
Cash and cash equivalents balance at end of year	64,718	40,328

RECONCILIATION OF NET PROFIT WITH NET
OPERATING CASH FLOW
Profits during the year	1,645	4,884
Adjustments to net profits that do not affect
operating cash flow:
Provision for doubtful payment accounts	348	496
Depreciation	863	862
Withdrawal and modifications in installations, movable goods and equipment	(64)	100
Deferred corporate income tax and employee profit sharing	(312)	116
Net variations in assets and liabilities:
Commercial accounts receivable	(3,959)	(1,929)
Related company accounts receivable	(3,458)	(3,295)
Other accounts receivable	(8,414)	(2,301)
Inventories	(26)	35
Costs paid in advance	651	(813)
Funds subject to restriction	(301)	525
Commercial accounts payable	6,087	11,053
Related company accounts payable (Note 8)	15,967	(13,253)
Tickets sold and not flown	8,271	(10,422)
Other accounts payable	2,555	268
Misc. current and long term provisions	7,758	1,835
Net cash flow provided for (applied against) operating activities	27,611	(11,839)

ELIMINATED TRANSACTIONS THAT DO NOT REPRESENT CASH FLOW
Land revaluation	4,756	-
Land revaluation deferred tax	1,427	-
Dividends pending payment to related company	438	-

The accompanying notes on pages 7 to 24 form an integral part of the financial statements.

LAN PERU S.A.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2010 AND 31 DECEMBER 2009

1	ECONOMIC ACTIVITY

a)	Creation and operations -

Lan Perú S.A. (henceforth the Company) was created in Peru on 14 February 1997 with the purpose of dedicating itself to providing passenger, cargo and postal transportation services on a national and international level and in compliance with civil aeronautics legislation, and its operations on national and international routes started in the months of July and November 1999, respectively.

As of December 1010 the domestic route destinations consisted in the cities of Lima, Arequipa, Cusco, Juliaca, Puno, Tacna, Tumbes, Piura, Chiclayo, Trujillo, Iquitos, Tarapoto, Puerto Maldonado, Pucallpa and Cajamarca, while the international routes include Miami, Santiago de Chile, Guayaquil, Quito, Bogota, Caracas, Buenos Aires, Los Angeles, Mexico, Sao Paulo, Medellin, Madrid, Cali, Cartagena, Punta Cana and Cancun. In addition, in 2010 the company added international routes to the cities of Cordoba, Brasilia, San Francisco and Rosario.

As mentioned in Note 8 to the financial statements, the company rented planes from related companies to develop its operations, with a total of 26 in 2010 and 23 in 2009.

The Company is a Subsidiary of Lan Airlines, which directly and indirectly holds a 70% share of its social capital.

The company is a limited corporation created and domiciled in Peru. Its main office address is registered as: Av. José Pardo No.513, Miraflores. The staff employed in the development of its activities as of 31 December 2010 totaled 3,118 workers (2,598 workers in 2009).

b)	Approval of financial statements -

The financial statements for the year ending on 31 December 2010 have been issued with the authorization of the Company Management and will be presented to the board to approve its publication before being put to the Shareholder’s Meeting for its consideration when it is held within the period stipulated by law for its definitive approval. The financial statements as of 31 December 2009 were approved at the General Shareholders Meeting on 10 March 2010.

2	ACCOUNTING PRINCIPLES AND PRACTICES

The main accounting principles and practices applied in the preparation of the financial statements are detailed below. These principles and practices have been uniformly applied in the years presented, unless indicated otherwise:

a)	Bases of presentation -

The Company’s financial statements have been prepared according to accounting principles generally accepted in Peru. The accounting principles generally accepted in Peru correspond to the International Financial Reporting Standards (IFRS) approved by the National Public Accountancy Office via resolutions issued by the Accounting Regulation Council. The financial statements have been prepared according to the principle of historic cost, modified by the revaluation of properties.

The preparation of these financial statements according to IFRS requires using certain critical accounting estimates. It also requires that management use its judgment in the process of implementing the company’s accounting policies. The areas that involve a greater degree of judgment or complexity, or areas in which the premises and estimations are significant for the financial statements are described in Note 4.

i)	Modifications to regulations issued and interpretations approved by the Accounting Regulation not implemented by the Company -

Accounting Regulation Council Resolution No. 044-2010-EF/94, published on 28 August 2010, approved the application of the of the International Accounting Standards Board (IASB) version of the International Financial Reporting Standards (IFRS) of 2009 and its amendments published internationally until May 2010 for the preparation of financial statements for fiscal years starting on 1 January 2011and recommending its anticipated implementation.

The regulations that will be in force as of 1 January 2011 correspond to the 2009 versions of: i) the International Accounting Standards (IAS) from 1 to 41; ii) International Financial Reporting Standards (IFRS) from 1 to 8; iii) the interpretations of the SIC Committee from 7 to 32; iv) the interpretations of the IFRIC Interpretations Committee from 1 to 19, and amendments through May 2010 of the IFRS 1, 3 and 7; of the IAS 1 and 34; and the IFRIC 13.

b) Conversion of foreign currency -

Functional currency and presentation currency

The items included in the financial statements are expressed in the currency of the primary economic environment where the institution operates (functional currency). The financial statements are presented in US dollars, which is the Company’s functional currency and presentation currency.

Transactions and balances -

Transactions in foreign currency are converted to functional currency using the exchange rates valid on the dates of the transactions or the valuation when the items are recorded. The profits or losses for exchange rate differences that might be produced from the payment of said transactions and the conversion to exchange rates of monetary assets and liabilities denominated in foreign currency as of the end of the year are recognized in the profit-loss statement.

c) Cash and cash equivalents -

Cash and cash equivalents correspond to the cash available and demand deposits with original issues of three months and negotiable values.

d) Derivative financial instruments and coverage activities -

Derivatives are initially recognized at their reasonable value on the date upon which the derivative instrument contract is celebrated and they are permanently readjusted to their reasonable value. The method for recognizing the resulting profit or loss from the change in the reasonable values of the derivatives depends on whether or not they have been designated as coverage instruments and, should that be the case, the nature of the item being covered. In the Company’s particular case it has derivative like those for the coverage of reasonable value corresponding to the use of fuel (reasonable value coverage).

At the start of the transaction the company documents the relationship between the coverage instruments and the covered elements. The Company also documents its assessment, both at the start of the coverage as well as continually, of whether the derivatives used in the coverage transactions are highly effective at compensating the changes in the reasonable values or the cash flows of the elements covered.

Reasonable value coverage -

The changes in the reasonable value of derivatives that are designated and which qualify as reasonable value coverage are registered in the profit-loss statement along with any other change in the reasonable value of the covered asset or liability that is attributable to the risk covered.

e) Commercial accounts pending and provision for accounts of doubtful collection -

Accounts pending are initially recognized for their reasonable value, less the provision for deterioration. The provision for deterioration of pending accounts is established when there is objective evidence that the Company will be unable to collect all of the overdue amounts under the original conditions. The provision for uncollectable accounts is determined on a monthly basis and based on a predetermined factor applied to average sales from the last three months.

The amount of the provision is recognized in the profit-loss statement. When a pending account is considered uncollectable it is eliminated from the financial statements against the previously recognized provision. The subsequent recovery of amounts previously eliminated from the financial statements is recognized with a credit to the profit-loss statement.

f)	Existences -

Existences are valued at cost or at their net realizable value, whichever is lower. The cost is determined based on the first in - first out method. The valued determined in this way do not exceed the respective realizable values.

g) Financial assets -

The Company classifies its financial assets in the following categories: negotiable securities and loans and accounts pending. The classification depends on the purpose for which the investments were made. The Management determines the classification of its financial assets up to the date of their initial recognition and reevaluates this classification on every closing date.

Negotiable securities -

Negotiable securities correspond to mutual funds that are registered at market value. Profits or losses from fluctuations in the market value of mutual funds are registered in the results of the year when they become known.

Loans and accounts pending -

Loans and accounts pending are non-derived financial assets with payments that are fixed or can be determined and which are not traded in an active market. They arise when the Company directly provides money, goods, or services to a debtor without any intention of negotiating the pending account. These items have regular maturity dates. Loans and pending accounts are included in accounts pending to related companies and in other accounts pending in the general balance.

h) Land, facilities, furniture, and equipment

Land is reflected at its reasonable value based on a valuation undertaken by an independent valuator. The other items reflecting facilities, furniture and equipment are registered at their historic cost less their accumulated depreciation. The historic cost includes disbursements directly attributable to the acquisition of these items. The subsequent costs attributable to the fixed asset goods that increase the original capacity of the goods beings are capitalized, while the remaining costs are recognized in the results.

The increases in book value as a result of a revaluation are accredited to the surplus account of asset revaluation, net with the future tax effect with regard to the deferred d income tax. Reductions that reverse previous increased in the same asset are charged directly to the surplus account of asset revaluation and its corresponding effect on the balance of deferred income tax. All other reductions are charged to the results.

Lands are not depreciated. The depreciation of fixed asset goods is calculated using the straight line method to assign their cost or revaluation, less their residual value, during their estimated lifespan, as follows:

Years

Facilities	10
Computer equipment	5
Diverse equipment	10
Furniture and appliances	10
Tools	5
Transport units	10

The residual values and the useful lifespan of the fixed assets are reviewed and adjusted, when necessary, to the date of each general balance. The book value of an asset is immediately cut to its recoverable value if the book value of the asset is greater than its estimated recoverable value.

Profits and losses for the sale of assets correspond to the difference between the income from the transaction and the book value of the assets. These are included in the results statement.

i)  Commercial accounts pending -

Commercial accounts pending are payment obligations for goods or services acquired from suppliers as part of the normal course of business. Accounts pending are classified as current liabilities if mature within a year or less. Otherwise they are presented as non-current liabilities.

Accounts pending are initially recognized at their reasonable value and are subsequently readjusted to the amortized cost using the effective interest method.

j)	Provisions -

Provisions are recognized when the Company has a present legal obligation or one assumed as the results of past events and it is likely that resources will have to be disbursed to pay off the obligation and the amount can be estimated reliably. Provisions for future operative losses are not recognized.

Annual staff vacations are recognized on the accrued base. The provision for the estimated annual staff vacation obligation that results from the services that employees provide is recognized through the date of the general balance.

The provision for compensation by staff service time consists in the entire compensation rights considered under current legislation and is shown under the Miscellaneous provisions segment of the general balance, net after deposits made to pay in keeping with the legislation in force.

k) Income tax -

Spending on income tax for the period corresponds to current income tax and deferred income tax. Income tax is recognized in the profit-loss statement.

The charge for current income tax is calculated based on the tax laws passed or substantially passed as of the date of the general balance. The management periodically assesses the position taken in the sworn tax statement with regard to situations in which tax laws are subject to interpretation. Where appropriate, the Company will make provisions for the amounts that it expects to pay to the tax authorities.

With deferred income tax, provisions are made using the passive method, based on the temporary differences that emerge between the tax bases of assets and liabilities and their respective values as shown on the financial statements. The deferred income tax is determined using the tax rates in force on the date of the general balance and which are expected to be applicable when the active deferred income tax is realized or the passive income tax is paid.

Deferred income taxes are recognized when they are likely to produce tax benefits, against which temporary differences can be used.

l)  Participation in profits -

The Company recognizes a liability and an expense for workers’ participation in profits equivalent to 5% of the taxable material as determined according to the tax legislation in force.

The expenditure for workers’ participation is registered in the area of sales cost, administration expenses and sales expenses, in the same way that staff salaries are distributed in these areas.

m) Flights sold but not flown -

The amount presented under this segment corresponds to the obligation that is generated by the sale of air travel tickets, the income from which is recognized when the service is provided after the close of financial statements. The expenses for commissions associated with these sales are presented by cutting the revenues received in advance and will be recognized as an expense on the profit-loss statement when the sold tickets are used.

Unused flight tickets that are older than seven months from their sales date are recognized as revenues in the Company’s results.

n)  Operative rentals -

The rentals where a significant portion of the risks and benefits in terms of the property are retained by the lessor are classified as operative rentals. The payments made under an operative rental arrangement (net after any incentive received by the lessor) are charged to the results statement based on the method established in the contract during the rental period.

o)  Distribution of dividends -

The distribution of dividends is recognized as a liability in the financial statements in the period that they are approved by the Company’s shareholders.

p) Capital -

Common shares are classified as assets.

q)  Recognition of revenues -

Revenues consist in the reasonable value of the services sold, net after sales taxes, rebates and discounts.

The Company recognizes its revenues when their amount can be measured reliably; it is likely that economic benefits will be accrued to the institution in the future, and the transaction fulfils specific criteria for each of the Company’s activities.

Revenue for passenger transport and cargo sales is recognized once the service has been provided.

r)  Recognition of costs and expenses -

Costs and expenses related to sales are recognized when the risks and benefits inherent in the services sold are transferred to the buyer.

Revenues and expenses from interest are recognized based on the proportional time that has passed, applying the interest rates that were agreed upon. Remaining expenses are recognized based on the accrued amount.

s)  Contingent liabilities and assets -

Contingent liabilities are not recognized in the financial statements and are presented in notes, unless their occurrence is remote. Contingent assets are not recognized in the financial statements and are only revealed if their realization is likely.

The accumulated balance of deferred participation is US$ 130,000 in the 2009 general balance, an amount that the Management does not consider material on the financial statements taken as a whole and for that reason it has made the accounting change prospectively, affecting said total in the 2010 results.

t)	Accounting change -

Until 2009 the company recognized workers’ participation in profits by following the criteria considered in IAS 12, “Income tax.” Furthermore, by convention in Peru workers’ participation in profits was shown in the profit-loss statement on the line before income tax. The IFRIC interpretations committee issued a staff paper in September 2010 indicating that legal workers’ participation in profits should be recognized in the financial statements in accordance with the criteria contained in IAS 19, “Employee benefits.”

Since 2010 the Company management has changed its accounting policy to recognize workers’ participations in profits according to the criteria contained in IAS 19. The effect of the change in accounting policy due to the balance of deferred participations in the 2009 general balance is US$139,000, an amount that was noted on the 2010 results instead of doing so retroactively, given that it is not significant.

u)  Reclassifications -

The following reclassifications have been incorporated into the 2009 financial statements so they can be compared with the 2010 financial statements:

-  Commercial accounts pending to third parties for US$3,910,000 are shown as other accounts pending.

-  US$278,000 in workers’ current participation in 2009 has been reclassified as administration expenses.

3	ADMINSITRATION OF FINANCIAL RISKS

3.1	Financial risk factors -

The Company’s activities expose it to a variety of financial risks: market risks (including exchange rate risk, price risk, cash flow risk, and reasonable value of interest rate risk), credit risk, and liquidity risk, the adverse effects of which are evaluated by the Company Management so they can be minimized. The main financial risks that the Company is exposed to are presented below:

a)	Market risks-

i)	Exchange rate risks -

The Company’s exposure to a currency other than its functional one is considerably low, meaning that the transactions that it mainly makes in nuevos soles do not present a significant exchange rate risk. The Company engages in transactions in the following currencies: Argentine pesos, Bolivian pesos, Chilean pesos, Colombian pesos, euros and Mexican pesos, which were converted into nuevos soles because it is the most-used currency.

The balance in nuevos soles as of 31 December is summarized as follows:

	2010	2009
	S/.000	S/.000

Asset:
Cash and cash equivalents	6,834	2,797
Commercial accounts pending	5,813	1,763
Other accounts pending	17,012	16,758
Total:	29,659	21,318

	2010	2009
	S/.000	S/.000

Brought forward:	29,659	21,318

Liability:
Commercial accounts pending	(142,004)	(88,900)
Other accounts pending	(14,778)	(13,549)
	(156,782)	(102,449)
Net liability	(127,123)	(81,131)

As of 31 December 2010 the exchange rate used by the Company to register the balance in nuevos soles has been S/.2.809 per US$1 for assets and liabilities (compared to S/.2.891 per US$1 for assets and liabilities through 31 December 2009).

As of 31 December 2010 and 2009 the Company registered net exchange profits and losses of US$746,000 and US$89,000, respectively.

As of 31 December 2010 the sensitivity to possible reasonable changes in the nuevo sol-US dollar exchange rate (drop increased by 10%) while keeping all other variables constant on the Company’s pretax results, would have been US$75,000 more/less (US$9,000 more/less as of 31 December 2009).

ii) Price risk -

Due to the fact that the Company’s activities are not subject to a price regulation institution, they vary according to the local market’s supply and demand. The Company Management considers that it does not face significant price risks.

iii)  Cash flow risks and reasonable value of interest rate -

The cash flow risk is considered low inasmuch as the Company’s revenues and operative cash flows are considerably independent of changes in market interest rates. The Company reduces the risk of unfavorable changes in interest rates by maintaining surplus cash deposits in top-notch financial institutions.

As of 31 December 2010 the Company had no bank loans and consequently no interest rate risks.

b) Credit risk -

The Company does not have significant credit concentration risks. The Company has established policies to ensure that the sale of commercial air services is done through travel agencies that are backed by an industry system known as BSB, a system that is backed by guarantees in the event of any adverse event.

c) Liquidity risk -

The prudent administration of liquidity risk implies maintaining sufficient cash and cash equivalents, in addition to the possibility of committing and/or having financing committed via an adequate number of credit sources. The Administration and Finance Department makes cash flow projections to ensure that there is enough cash for the Company’s operational needs.

The surplus cash maintained by the Company and the balances above what is required for the administration of work capital is invested in negotiable securities. See Note 6.

Commercial accounts pending, accounts pending to related companies, and other accounts pending mostly have term durations of less than a year.

3.2	Administration of capital risk -

The Company’s objectives in administering capital are to safeguard its capacity to continue as an operating company with the purpose of generating returns for its shareholders, benefits for other groups of stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors its capital based on the leveraging ratio. The Company’s strategy in 2010 did not vary with regard to 2009, which was to maintain a leveraging ratio in the range of 0.8% to 0.9%.

3.3 Estimation of reasonable value -

The reasonable value of the financial instruments is the amount that an asset can be exchanged for between a duly informed buyer and vendor, or it can be used to pay an obligation between a debtor and a creditor with sufficient information under the terms of a transaction with free competition.

The Management believes that the book values of financial instruments as of 21 December 2010 and 2009 do not differ significantly from their reasonable value due to their short maturity periods, meaning that revealing said information is not relevant for an adequate interpretation of the Company’s financial situation on those dates. The accounting policies on recognition and valuation of these items are revealed in the respective accounting polices described in Note 2.

4	ESTIMATES AND CRITICAL ACCOUNTING CRITERIA

Management continually evaluates the estimates and accounting criteria used, which are based on historic experience and other factors, including expectations regarding the occurrence of future events that are considered reasonable according to the circumstances.

Estimates and critical accounting criteria -

The Company elaborates estimates and suppositions regarding the future. Thus, by definition very few of the accounting estimates that result from these will be the same as the respective real results. However, in the Management’s opinion, the estimates and suppositions made by the Company do not present a significant risk of a material adjustment of the balances of assets and liabilities next year.

The estimates and suppositions that run the risk of adjustments to the balances of assets and liabilities reported are presented below.

Air commerce provisions -

The Company makes provisions from its air commerce activities related to agency commissions, flyover rates, airport taxes, aircraft maintenance, information systems for passenger distribution and reservations, among others, which are made based on operative information and from third parties. In the Management’s opinion these provisions represent the obligations for such concepts on the date of the general balance.

Taxes -

The determination of tax obligations and expenditures requires interpretations of the applicable tax legislation. The Company seeks professional advice on tax matters before making any decision on tax issues. Even when the Management considers its estimates to be prudent and appropriate, differences in interpretation can arise regarding tax administration that might affect future tax payments.

5	CASH AND CASH EQUIVALENTS

As of 31 December, this segment consisted in:

	2010	2009
	US$000	US$000

Cash and fixed funds	575	283
Current accounts	1,432	1,356
Certificates of deposit	11,354	4,388
	13,361	6,027

6	NEGOTIABLE SECURITIES

Negotiable securities consist in deposits made in mutual funds administered by a foreign financial institution, which the Company keeps with the intention of cashing them in over the short term. The market value of negotiable securities has not shown significant fluctuations since the date of the financial statements.

In 2010 and 2009 these negotiable securities generated US$2,000 and US$11,000 in interests, respectively. These sums are included in the segment on Financial revenues in the results statement.

7	COMMERCIAL ACCOUNTS PENDING

As of 31 December, this segment consisted in:

	2010	2009
	US$000	US$000

Ticket sales	6,383	6,761
Cargo service	1,296	910
Inter-airline ticket sales	15,291	11,418
	22,970	19,089
Provision for accounts of doubtful collection	(626)	(356)
	22,344	18,733

The accounts pending for inter-airline ticket sales correspond to airplane tickets on the part of other airlines. Collection is via the Clearing House system, which consists in a process of operation compensations between airlines.

As of 31 December 2010 the antiquity of commercial accounts pending was up to 90 days in ticket sales and 60 days for cargo services.

Commercial accounts pending are considered current maturity accounts and do not accrue interest.

The movement in provisions for accounts of doubtful collection was as follows:

	2010	2009
	US$000	US$000

Initial balance	356	454
Additions	348	496
Write-offs	(97)	(184)
Adjustments	19	(410)
Final Balance	626	356

8	ACCOUNTS PENDING COLLECTION AND PENDING PAYMENT TO RELATED COMPANIES

a)	The balances of the accounts pending collection and those pending payment to related companies as of 31 December were as follows:

	2010	2009
	US$000	US$000

Pending collection -
Lan Cargo S.A.	4,102	-
Lan Argentina S.A.	1,372	-
Lan Ecuador S.A.	1,290	-
Prime Airport Services Inc.	3	-
Lan Airlines S.A.	-000	3,230
Transporte Aéreo S.A.	-	81
Others	4	2
	6,771	3,313
Pending payment-
Lan Argentina S.A.	-	5,095
Lan Airlines S.A.	19,510	-
Inversiones Aéreas S.A. (Note 14)	1,173	747
Transporte Aereo S.A.	828	-
Lan Cargo Repair Station LLC	761	-
Andes Airport S.A.	599	261
Aerolineas Brasileñas S.A.	115	8
Aerotransporte Mas de Carga S.A.	76	21
Lufthansa Lan Chile Technical Training S.A.	47	-
Linea Aerea Carguera de Colombia	35	-
HGA Rampas del Ecuador S.A.	22	51
Inmobiliaria Aeronáutica S.A.	7	28
HGA Rampas y Servicios Aeroportuarios de Guayaquil S.A.	-	46
Florida Lan Cargo S.A.	-	274
Lan Ecuador S.A.	-	195
Others	7	49
	23,180	6,775

The balances pending collection and pending payment to related companies are of current maturity and do not accrue interest and have not specific guarantees.

b)	The main transactions with related companies in 2010 and 2009 are detailed as follows:

Related companies	Concept	2010	2009
		US$000	US$000

Revenues -

Lan Airlines S.A.	General agent service for ground assistance in Peru and other minor services.	13,257	9,693

Lan Cargo S.A.	Rental of spaces for cargo in aircraft bellies.	26,274	8,329
		39,531	18,022

Expenses -

Lan Airlines S.A.	Aircraft rental, general ground assistance service agent and other minor services.	158,262	142,868

	Major aircraft maintenance services.	55,396	55,655

Transporte Aéreo S.A.	Aircraft and pilot rental.	34,519	36,638
		248,177	235,161

Main payments -

Lan Airlines S.A.	Payments made by Lan Airlines S.A. on behalf of the Company.	132,699	137,588

Lan Ecuador S.A.	Payments made by Lan Ecuador S.A.
	on behalf of the company.	-	7,392

Inversiones Aéreas S.A.	Payments made by the Company on behalf of
	Inversiones Aéreas S.A.	12	11
		132,711	144,991

Transfers received -

Lan Airlines S.A.	Cash transfers received by the company from
	Lan Airlines S.A.	222,270	215,644

Transfers made-

Lan Airlines S.A.	Cash transfers made by the Company
	to Lan Airlines S.A.	532,636	558,660

c)	Aircraft rental contracts -

As of 31 December 2010 the Company had signed aircraft rental contracts with the related companies LAN Airlines S.A. and Transportes Aéreos S.A. for the Airbus A319-200 and Boeing 767-300 models to cover its domestic and international routes.

The main characteristics of these contracts are as follows:

•
Signed under the Dry modality, which implies operative control and technical management of the aircraft, in addition to operation with its own crew. There are also aircraft rental contracts for rental by the hour (interchange).

•
The rental contract rates are variable and fixed. The variable rates are established as a function of the block hours calculated from the moment when the aircrafts engines are turned on for takeoff until the actual moment that they are shut down upon the conclusion of each flight.

·	Elapsed contracts are automatically renewed.

d)	Aircraft maintenance contract -

On 1 January 2007 the Company signed two maintenance guarantee contracts of indefinite duration with the related company Lan Airlines S.A. for the maintenance of the aircraft Airbus A320-200 and A319-200 and Boeing 767-300, which includes support for aircraft maintenance and the maintenance and reconditioning of aircraft and engines.

With regard to these contracts, in 2010 the Sales costs segment registered major aircraft maintenance costs for US$ 55.0 million (US$ 56.0 million en el 2009).

9	OTHER ACCOUNTS PENDING COLLECTION

As of 31 December, this segment consisted in:

	2010	2009
	US$000	US$000

Staff loans	1,715	1,191
Advances to suppliers	2,180	1,031
General sales tax	12,784	7,056
Payments toward income tax	968	303
Guarantee deposits	148	133
Miscellaneous	655	322
	18,450	10,036

10	DEFERRED INCOME TAX

As of 31 December 2010 and 2009, the deferred income tax resulted from the following temporary items:

	2010	2009
	US$000	US$000

Assets (liabilities) temporary items:
Vacation provision	5,446	3,931
Pre-operative expenses	-	15
Land revaluations	(4,756)	-
	690	3,946

Income tax rate (*)	30.0%	33.5%

Asset for deferred income tax	207	1,322

(*)
There was an accounting change in 2010 for registering deferred income tax. Until 2009 the deferred income tax included the 5% workers’ participation, which produced an effective rate of 33.5%. Precisely as is mentioned in Note 2-5 to the financial statements, the effect of this accounting change is not significant.

The movement of the deferred income tax account for the years ending on 31 December 2010 and 2009 is as follows:

	2010	2009
	US$000	US$000
Initial balance of deferred income tax	1,322	1,438
Movement in the year:
Deferred income tax from land revaluation
Affected to assets	(1,427)	-
Credit (debit) to year’s results (Note 15)	244	(210)
Effect from exchange rate variation	68	94
Final balance of deferred income tax.	207	1,322

11	LAND, FACILITIES, FURNITURE AND EQUIPMENT

The movement in the area of Land, facilities, furniture and equipment and their corresponding accumulated depreciation for the years ending on 31 December 2010 and 2009 is as follows:

	Initial				Reclassifica-	Final
	balances	Additions	Withdrawal	Revaluation	tions & adjustmts.	balance
	US$000	US$000	US$000	US$000	US$000	US$000

Year: 2010 -
Cost -
Land	3,804	-	-	4,756	-	8,560
Facilities	3,554	431	-	-	-	3,985
Computer equipment	1,897	402	(136)	-	(6)	2,157
Miscellaneous equipment	1,781	173	-	-	-	1,954
Furniture and appliances	615	74	-	-	-	689
Tools	519	7	-	-	-	526
Transport units	154	22	-	-	-	176
Works under way	66	394	-	-	122	582
	12,390	1,503	(136)	4,756	116	18,629

Accumulated depreciation-
Facilities	1,241	356	-	-	(78)	1,519
Computer equipment	1,337	234	(6)	-	-	1,565
Miscellaneous equipment	696	166	-	-	-	862
Furniture and appliances	322	56	-	-	-	378
Tools	238	37	-	-	-	275
Transport units	69	14	-	-	-	83
	3,903	863	(6)	-	(78)	4,682
	8,487					13,947

	Initial				Reclassifica-	Final
	balances	Additions	Withdrawal	Revaluation	tions & adjustmts.	balance
	US$000	US$000	US$000	US$000	US$000	US$000
Year: 2009 -
Cost -
Land	3,763	41	-	-		3,804
Facilities	3,258	296	-	-		3,554
Computer equipment	1,911	180	(194)	-		1,897
Miscellaneous equipment	1,689	95	(3)	-		1,781
Furniture and appliances	581	34	-	-		615
Tools	497	22	-	-		519
Transport units	142	12	-	-		154
Works under way	-	157	(125)	34		66
	11,841	837	(322)	34		12,390

Accumulated depreciation -
Facilities	910	331	-	-		1,241
Computer equipment	1,272	259	(194)	-		1,337
Miscellaneous equipment	533	163	-	-		696
Furniture and appliances	261	55	-	6		322
Tools	196	42	-	-		238
Transport units	57	12	-	-		69
	3,229	862	(194)	6		3,903
	8,612					8,487

The Company revalued its land in 2010 based on a technical valuation undertaken by an independent assessor, generating a revaluation surplus of US$4,756,000. The revaluation surplus was credited to net assets (Note 14-b) after the effect of deferred income tax for US$1,427,000.

As of 31 December 2010 the facilities, furniture and equipment included totally depreciated assets whose cost totals US$1,142,000 (US$1,335,000 as of 31 December 2009).

12	TICKETS SOLD AND NOT FLOWN

As of 31 December, this segment consisted in:

	2010	2009
	US$000	US$000

Tickets for use on domestic routes	6,433	4,184
Tickets for use on international routes	12,628	8,214
Inter-airline tickets	4,765	3,100
	23,826	15,498
Commissions for tickets not flown	(414)	(357)
	23,412	15,141

13	DIVERSE CURRENT AND LONG TERM PROVISIONs

As of 31 December, this segment consisted in:

	2010	2009
	US$000	US$000

Vacations	5,467	4,089
Performance bonus provision	5,372	3,901
Reward programs	1,775	1,165
Compensation for service time	1,058	835
Minor maintenance	144	71
Others	102	-
	13,918	10,061

By maturity:
Short term	12,897	9,448
Long term	1,021	613
	13,918	10,061

14	NET ASSETS

a)	Capital -

The Company’s capital as of 31 December 2010 and 2009 is represented by 156,000 shares at a nominal value of S./ 100 each, which have been subscribed and paid for in their entirety.

As of 31 December 2010, the structure of the Company partnership is as follows:

		Total percentage
Percentage of individual	Number of	of
participation in capital	shareholders	participation

From 20.01 to 30	2	51.00
From 40.01 to 50	1	49.00
	3	100.00

b)	Revaluation surplus -

This account is the result of a land revaluation process undertaken in December 2010, the total value of which was determined based on a technical valuation undertaken by an independent assessor. The revaluation surplus is transferred to the accumulated results when it is realized, either through its depreciation or when the assets that gave rise to it are withdrawn or sold.

c)	Legal reserve -

According to the General Law on Limited Companies, the legal reserve is created with the transfer of 10% of net profits until reaching a total that is equivalent to 20% of the capital paid. In the absence of profits that were not distributed or freely available reserves, the legal reserve can be applied to the compensation of losses and will have to be replaced with the profits of coming years. This reserve can be capitalized but its replacement will be equally obligatory.

As of 31 December 2010 and 2009 the legal reserve had reached the limit established by the General Law on Limited Companies.

d)	Accumulated results -

The dividends that are distributed to different shareholders of domiciled legal entities are subject to a 4.1% income tax that must be withheld by the Company.

In 2010 the Company distributed US$2,086,000 in dividends to its shareholders; said payment is currently pending payment of US$ 438,000 to the related company Inversiones Aéreas S.A.

15	TAX SITUATION

a)
The Management considers that it has determined the tax result under the general income tax system according to the tax legislation in force, which requires that the results shown in the financial statements add and deduct items that the aforementioned legislation considers taxable and nontaxable, respectively.

The income tax rate has been set at 30%. Taxable material has been determined as follows:

	2010	2009
	US$000	US$000

Profit before income tax	2,166	6,652
Plus workers’ participation	225	273
Profit before participations and income tax	2,391	6,925
Plus (minus):
Non-deductible expenses	690	2,306
Vacations	1,238	3,931
Amortization of pre-operative expenses	(353)	(373)
Miscellaneous Provisions	534	(7,323)
Taxable income before workers’ participation	4,500	5,466
Workers’ participation (5%)	(225)	(273)
Taxable income	4,275	5,193

Income tax (30%)	(1,282)	(1,558)
2009 income tax surplus	517	-
Income tax	(765)	(1,558)

b)	Spending on income tax consists in:

	2010	2009
	US$000	US$000

Income tax -
Current	(765)	(1,558)
Deferred (Note 10)	244	(210)
	(521)	(1,768)

Income tax on before-tax profits differs from the theoretical amount that would have resulted from the application of the income tax rate on the Company’s incomes is as follows:

	2010	2009
	US$000	US$000

Profit before income tax	2,166	6,652

Tax calculated applying 30% rate	(650)	(1,996)
Non-deductible expenses and untaxed protections, net	(163)	501
Excess income tax in 2009	517	-
Workers’ participation (5%)	(225)	(273)
Income tax for the year	(521)	(1,768)

d)
The Tax Administration is empowered to review and, should that be the case, to correct the income tax that the Company has determined over the last four years, starting as of 1 January on the year following the presentation of the corresponding sworn tax statement (years subject to oversight). The years subject to oversight are 2006 to 2010. Due to the fact that differences can emerge in the interpretation on the part of the Tax Administration regarding the regulations that apply to the Company, it is not possible at this date to anticipate whether additional tax liabilities will be produced as a result of eventual reviews. Any additional tax, fines and interest, if produced, will be recognized in the results of the year in which the difference of criteria with the Tax Administration has been resolved. The Management considers that no significant liabilities will emerge as a result of these potential reviews.

16	SALES

Sales for the year ending on 31 December consist in the following:

	2010	2009
	US$000	US$000

Sales for tickets flown	747,201	678,592
Cargo transport	41,971	44123,095
Others	13,044	8,603
	802,216	710,290

17	SALES COSTS

The sales costs for the year ending on 31 December consist in the following:

	2010	2009
	US$000	US$00

Fuels	243,334	213,266
Airport rates	48,254	43,017
Aircraft rental	125,944	111,698
Command and cabin crew services	19,651	14,997
Airport services (ramp handling)	33,711	28,078
Aircraft maintenance and repair (Note 8)	60,203	59,421
Staff expenses	72,463	52,041
Onboard services and sales	17,662	15,499
Depreciation	79	79
Others	27,974	27,955
	649,275	566,051

In 2010 the item fuel in the Sales cost segment included revenues for price coverage for US$7,490,703 (in 2009 it included losses for US$34,517,000) related to a contract that the Company had for said concept with its related firm Lan Airlines S.A. and which was in force from January to December 2010. In addition, the latter company entered into fuel coverage contracts with one or more foreign financial institutions so it could set the price at which Lan Airlines S.A. or its related firms could buy determined amounts of fuel for use in their fleet of aircraft in advance within a determined period.

18	SALES EXPENSES

The sales expenses for the year ending on 31 December consist in the following:

	2010	2009
	US$000	US$000

Data processing	30,834	35,303
Commissions paid for ticket sales	49,636	42,061
Services provided by third parties	1,576	1,516
Staff expenses	30,418	25,546
Depreciation	703	709
Service commissions	327	891
Publicity and marketing	5,888	3,956
Administrative services	14,191	12,421
Others	8,522	7,313
	142,095	129,716

19	ADMINISTRATIVE EXPENSES

The administrative expenses for the year ending on 31 December consist in the following:

	2010	2009
	US$000	US$000

Services provided by third parties	175	151
Staff expenses	3,380	3,112
Depreciation	81	78
Rentals	3,956	2,975
Others	944	830
	8,536	7,146

FREE TRANSLATION OF THE ORIGINAL IN SPANISH

LAN AIRLINES S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTENTS
Report of independent auditors
Consolidated Statement of Financial Position
Consolidated Statement of Income by Function
Consolidated Statement of Comprehensive Income by Function
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows - Direct Method
Notes to the Consolidated Financial Statements

US$ - UNITED STATES DOLLARS
THUS$ - THOUSANDS OF UNITED STATES DOLLARS

REPORT OF INDEPENDENT AUDITORS

Santiago, March 1, 2011

To the Board of Directors and Shareholders of LAN Airlines S.A.

As independent auditors of LAN Airlines S.A., we have examined its consolidated financial statements of December 31 of 2010 and 2009, and have issued our unqualified opinion as of March 1, 2011. The attached consolidated basic financial statements of Lan Cargo S.A. and notes on accounting criteria are consistent in all their significant aspects with the information contained in the consolidated financial statements that we have examined.

Pursuant to the requirements of Circular 555 of the Superintendency of Securities and Insurance, we hereby state that the attached consolidated basic financial statements and notes on accounting criteria for Lan Cargo S.A. and Subsidiaries audited by our firm are those used in the consolidation carried out by Lan Airlines S.A. covering the accounting periods ending December 31 of 2010 and 2009. The preparation of said financial statements (including the accounting criteria applied) is the responsibility of the management of Lan Cargo S.A.

This report relates exclusively to Lan Airlines S.A., and is issued solely for the information and use of the Company’s upper management and of the Superintendency of Securities and Insurance. It has not been prepared to be used by, nor should it be used by, any user other than those.

(signed:)
Renzo Corona Spedaliere
RUT: 6.373.028-9

(An additional, illegible, signature also appears here.)

Index of notes to the consolidated financial statements of Lan Cargo S.A. and Subsidiaries

Notes

Summary of principal accounting policies
1.	Preparation
2.	Consolidation
3.	Foreign currency transactions
4.	Property, plant and equipment
5.	Intangible assets other than goodwill
6.	Goodwill
7.	Borrowing costs
8.	Losses for impairment of non-financial assets
9.	Financial assets
10.	Inventories
11.	Trade and other accounts receivable
12.	Cash and cash equivalents
13.	Capital
14.	Trade and other accounts payable
15.	Interest-bearing loans
16.	Deferred taxes
17.	Employee benefits
18.	Provisions
19.	Revenue recognition
20.	Leases
21.	Non-current assets (or disposal groups) classified as held for sale
22.	Maintenance
23.	Environmental costs

LAN CARGO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION BY CATEGORY

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
ASSETS
Current assets	18,930	14,680
Other financial assets, current	5,558	7,238
Other non-financial assets, current	5,563	5,225
Trade and other accounts receivable, current	90,780	60,745
Accounts receivable from related entities, current	292,191	288,204
Inventories	132	87
Tax assets, current	31,149	15,770
Total current assets other than assets (or disposal groups) held for sale or to distribute to owners	444,303	391,949
Non-current assets (or disposal groups) held for sale	2,318	4,139
Total current assets	446,621	396,088
Non-current assets
Other financial assets, non-current	6,635	2,216
Other non-financial assets, non-current	3,325	5,140
Rights receivable, non-current	2,833	2,641
Trade and other accounts receivable, non-current	5	5
Intangible assets other than goodwill	2,788	2,273
Goodwill	15,669	15,670
Property, plant and equipment	508,020	531,608
Deferred tax assets	1,965	2,837
Total non-current assets	541,240	562,390

LIABILITIES AND EQUITY

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
LIABILITIES
Current liabilities
Other financial liabilities, current	26,425	25,136
Trade and other accounts payable, current	137,432	95,073
Accounts payable to related entities, current	6,340	1,773
Other provisions, current	132	27
Tax liabilities, current	5,561	3,817
Other non-financial liabilities, current	1,267	793
Total current liabilities	177,157	126,619
Non-current liabilities
Other financial liabilities, non-current	83,820	104,728
Other accounts payable, non-current	70,708	72,000
Accounts payable to related entities, non-current	139,424	169,302
Other provisions, non-current	1,724	11.476
Deferred tax liabilities	53,981	48,609
Provisions for employee benefits, non-current	2,517	1,972
Total non-current liabilities	352,174	408,087
Total liabilities	529,331	534,706
EQUITY
Share capital	83,225	83,225
Retained earnings	354,271	320,467
Other equity interests	16,681	16,681
Other reserves	1,601	8
Equity attributable to owners of the parent	455,778	420,381
Non-controlling interests	2,752	3,391
Total equity	458,530	423,772
Total equity and liabilities	987,861	958,478

LAN CARGO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

For business years ending December 31:

	2010 ThUS$	2009 ThUS$
Income from ordinary activities	1,025,685	746,934
Cost of sales	(991.985)	(720,806)
Gross margin	33,700	26,128
Other income, by function	254,093	266,494
Distribution costs	(46,970)	(37,742)
Administrative costs	(96,578)	(70,130)
Other expenses, by function	(49,186)	(39,923)
Other losses	(5,860)	(167)
Financial income	2,484	3,236
Financial costs	(18,073)	(19,486)
Share of profits from associated businesses using the participation method	-	1,014
Foreign exchange differences	465	(119)
Result of indexation units	92	(575)
Profit before taxes	74,167	128,730
Income tax expenditure	(9,282)	(22,553)
PROFIT FOR THE YEAR	64,885	106,177
Profit attributable to owners of the parent	65,260	105,387
Profit (loss) attributable to non-controlling interests	(375)	790
Profit for the year	64,885	106,177
EARNINGS PER SHARE
Basic and diluted earnings per share (US$)	0.00	0.00

LAN CARGO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION

For business years ending December 31:

	2010 ThUS$	2009 ThUS$
PROFIT	64,885	106,177
Currency translation differences
Gains (losses) on currency translation, before taxes	1.923	4.220
Other comprehensive income, before taxes, currency translation differences	1,923	4,220
Sum of income taxes related to components of other comprehensive income	(329)	(1)
Other comprehensive income	1,594	4,219
Total comprehensive income	66,479	110,396
Comprehensive income attributable to:
Comprehensive income attributable to owners of the parent	66,853	109,604
Comprehensive income attributable to non-controlling interests	(374)	792
TOTAL COMPREHENSIVE INCOME	66,479	110,396

LAN CARGO, S.A. AND SUBSIDIARIES
STATEMENT OF CHANGES IN EQUITY

Changes in other reserves
	Share capital ThUS$	Other equity interests ThUS$	Currency translation reserve ThUS$	Cash flow hedging reserve ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non- controlling interest ThUS$	Total equity ThUS$
Initial balance, January 1, 2010	83,225	16,681	8		320,467	420,381	3,391	423,772
Changes in equity
Comprehensive income
Profit	-	-	-	-	65,260	65,260	(375)	64,885
Other comprehensive income	-	-	1,593		-	1,593	1	1,594
Dividends	-	-	-	-	(31,584)	(31,584)	-	(31,584)
Increase (reduction) due to transfers and other changes					456	456	(265)	191
Final balance current year, December 31, 2010	83,225	16,681	1,601	-	354,599	456,106	2,752	458,858

LAN CARGO S.A. AND SUBSIDIARIES
STATEMENT OF CHANGE IN NET EQUITY

Changes in other reserves
	Share capital ThUS$	Other equity interests ThUS$	Currency translation reserve ThUS$	Cash flow hedging reserve ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non- controlling interest ThUS$	Total equity ThUS$
Initial balance previous year, January 1, 2009	83,225	-	(4,209)	-	232,191	311,207	2,666	313,873
Changes in equity
Comprehensive income
Profit	-	-	-	-	105,387	105,387	790	106,177
Other comprehensive income	-	-	4,217	-	-	-	2	4,219

Increase (reduction) due to transfers and other changes	-	-	-	-	(430)	(430)	(67)	(497)
Final balance previous year, December 31, 2009	83,225	-	8	-	337,148	420,381	3,391	423,772

LAN CARGO S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT, DIRECT METHOD

For the years ending December 31:

	2010 ThUS$	2009 ThUS$
Cash flow from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	1,165,061	958,931
Other cash receipts from operating activities
Payments for operating activities
Payments to suppliers for goods and services	(862,793)	(716,818)
Payments to and on behalf of employees	(159,924)	(142,544)
Other payments for operating activities	(22,307)	(21,265)
Interest paid	(387)
Interest received	152	37
Income taxes refunded (paid)	(7,807)	1,355
Other cash inflows (outflows)	(3,123)	306
Net cash flows from operating activities	108,872	80,002
Cash flows used in investing activities
Cash flows from disposal of subsidiaries, other businesses	1,491	1,568
Other cash receipts from sales of equity or debt instruments of other entities		(992)
Amounts raised from sale of property, plant and equipment	95
Purchases of property, plant and equipment	(10,689)	(13,614)
Purchases of intangible assets	(531)	(393)
Dividends received	438	219
Interest received
Other cash inflows (outflows)
Net cash flow used in investing activities	(9,196)	(13,212)
Cash flows from (used in) financing activities
Loans from related entities	1,303	3,877
Amounts raised from long-term loans	30,106	-
Loan payments	(30,106)	-
Payments of finance lease liabilities	(18,042)	(17,875)
Loan payments to related entities	(28,395)	(26,719)
Dividends paid	(31,584)	-
Interest paid	(18,055)	(20,429)
Other cash inflows (outflows)	(34)	-
Net cash flows from (used in) financing activities	(94,807)	(61,146)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	4,869	5,644
Effects of variation in the exchange rate on cash and cash equivalents	(619)	1,169
Net increase (decrease) in cash and cash equivalents	4,250	6,813
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,680	7,867
CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,930	14,680

LAN CARGO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

Below is a description of the main accounting policies used in preparing these consolidated financial statements.

1.	Preparation

These consolidated financial statements of Lan Cargo S.A. are for the year ending December 31, 2010, and were prepared in conformity with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were prepared using the criterion of historic cost, though they were modified by adjustment to the fair value of certain financial instruments.

The preparation of the consolidated financial statements in conformity with IFRS standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in applying the Company’s accounting policies.

As of the date of the present consolidated financial statements, the following accounting pronouncements have been issued by the IASB, although the provisions set forth in them are not obligatory:

Standards and amendments	Mandatory application: years beginning
Revised IFRS 3: Combinations of businesses	01/07/2009
Amendment to IAS 27: Consolidated and separate financial statements	01/07/2009
Amendment to IAS 39: Financial instruments: recognition and measurement	01/01/2010
Amendment to IFRS 2: Payment based on actions	01/07/2010
Amendment to IAS 38: Intangible assets	01/01/2010
Amendment to IAS 1: presentation of financial statements	01/01/2010
Amendment to IFRS 5: Non-current assets maintained for sale and discontinued operations	01/01/2010
Amendment to IAS 38: impairment of assets	01/01/2010

Interpretations	Mandatory application: years beginning
IFRIC 17: Distributions to owners of non-monetary assets	01/07/2009
IFRIC 18: Transfer of assets from client	01/07/2009
IFRIC 9: Revaluation of implicit derivatives	01/07/2009
IFRIC 16: Coverage of a net investment of a foreign operation	01/07/2009

b) Accounting pronouncement effective as of January 1, 2011:

Standards and amendments	Mandatory application: years beginning starting on:
Amendment to IAS 32: Classification of issuing rights	01/02/2010
IAS 24 revised: Disclosure of related parties	01/01/2011
IRFS 9: Financial instruments: Classification and measurement	01/01/2013

Interpretations	Mandatory application: years beginning starting on:
IFRIC 19: Liquidation of financial liabilities with equity instruments	01/07/2010
Amendment to IFRIC 14: Anticipatory payments of the obligation to maintain a minimum level of financing	01/01/2011

The Company’s management believes that the adoption of the above standards, amendments and interpretations will have no significant impact on the Company’s consolidated financial statements during the accounting period in which they are first applied.

2.	Consolidation
a)	Subsidiaries

Subsidiaries are all those entities (including special purpose vehicles) over which the Company has power to direct financial policies and policies on commercial activities, which is generally accompanied by holding over half the voting shares. In evaluating whether the Company controls another entity, consideration is taken of the existence and effect of the potential voting rights currently susceptible of being used or converted as of the date of the consolidated financial statements. The subsidiaries are consolidated beginning on the date on which control is transferred to the Company, and are excluded from the consolidation on the date when control ends.

Accounting records regarding the acquisition of subsidiaries by the company use the acquisition or purchase cost method. Acquisition cost is the fair value of the assets delivered, of the equity instruments issued, and of the liabilities incurred or assumed on the date of the exchange, plus those costs directly attributable to the acquisition. The identifiable assets acquired, the identifiable liabilities and the contingent liabilities taken on in a business combination are initially shown at their fair value on the date of acquisition, independent of the scope of the minority interests. The excess of the cost of acquisition over the fair value of the company’s share of the identifiable net assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (section 8).

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b) Transactions with non-controlling interests

The Group policy is to consider transactions with non-controlling parties as transactions with third parties external to Lan Cargo S.A. and Subsidiaries. The sale of minority shares entails profits or losses for Lan Cargo S.A. and Subsidiaries which are recognized in the consolidated income statement. The acquisition of a minority holding results in goodwill, which is the difference between the price paid and the corresponding proportion of the book increase in the subsidiary’s net assets.

c) Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries have a significant influence but no control, which usually arises from a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost. The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in income, and its participation in post-acquisition movements in reserves of investees or associates is shown in reserves. Post-acquisition movement is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in the entity, including any other unguaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless they have incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

3. Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and
Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar, which is also the presentation currency of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c) Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates;

(iii) All the resultant exchange differences are shown as a separate component in net equity.
In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local entities with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded in net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale. Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the period-end exchange rate.

3. Property, plant and equipment

Property, plant and equipment is shown, initially and subsequently, at historic cost less the applicable depreciation.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the records at the time of replacement. The rest of the repairs and maintenance are charged to the income of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over the items’ estimated technical useful lives, except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. The residual value and useful life of assets is reviewed and adjusted as necessary once a year. When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (section 8).

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

5. Intangible assets other than goodwill

Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for use. These costs are amortized over their estimated useful lives. Expenses related to the development or maintenance of computer software which do not qualify for capitalization are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when they have met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other directly associated costs. Development costs of computer software shown as assets are amortized over their estimated useful lives.

6. Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually and when there are indications that the carrying value may not be recoverable. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

8. Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortization and are subject to annual testing for impairment loss. Assets subject to amortization are subjected to impairment test whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a yearly test to check that there has been no reversal of the loss.

9. Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable, and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition.

(a) Financial assets at reasonable value with profit and loss changes

Financial assets at reasonable value with profit and loss changes are financial instruments held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the near future. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as other financial assets.

(b) Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (section 11).

(c) Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company’s management has the definite intention and capacity to hold until their maturity. Should the Company sell a not insignificant amount of the financial assets held for maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity are included in non-current assets, except for those maturity equal to or less than 12 months from the consolidated statement of financial position, which are classified as other current financial assets.

At the date of each consolidated statement of financial position, the Company evaluates whether there is objective evidence that a financial asset or group of financial assets may have suffered impairment loss. In the case of financial assets held to maturity, if there is evidence of impairment the amount of the provision is the difference between the book value of the asset and the current value of the estimated future cash flows, discounted at the original effective interest rate.

10. Inventories

Inventories are shown at the lower of cost and their net realizable value. The cost is determined on the basis of weighted average cost. The net realizable value is the estimated selling price in the normal course of business less the applicable variable sales costs.

11. Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost by the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due under the original terms of the accounts receivable. Significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization, and default or delinquency in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance, and the loss is shown in the consolidated statement of income under cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

12. Cash and cash equivalents

Cash and cash equivalents include cash, bank balances, time deposits in financial institutions, and other short-term and easily-liquidated investments.

13. Capital

The common shares are classified as net equity. Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds obtained.

14. Trade and other accounts payable

Trade and other accounts payable are initially recognized at fair value and subsequently at amortized cost, and are valued with the effective interest rate method.

15. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost. Any difference between the proceeds obtained (net of the costs necessary to obtain them) and the repayment value is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method. Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

16. Deferred taxes

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged. Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences. The Company does not record deferred taxes on the temporary differences that arise in investments in subsidiaries and associated entities, since it controls the date on which the difference will be reversed and it is probable that the temporary difference will not reverse in the foreseeable future.

17. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the actuarial value of the accrued cost of the benefit, and taking into account estimates of future permanence, mortality rates and future wage increases based on actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in income for the period when they occur.

c)  Incentives

The Company has an annual incentives plan for its personnel to encourage compliance with objectives and to reflect individual contributions to profits. Incentive payments granted consist of a given number or portion of monthly remuneration, and the provision is made on the basis of estimated distribution amount.

18. Provisions

Provisions are recognized when:

(i) The Company has a present obligation, whether legal or implicit, as a result of past events.
(ii) It is probable that some payment is going to be necessary to settle an obligation; and
(iii) The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The pre-tax discount rate used for determining the present value is based on current market valuation of the time-dependent value of the money on the date of the financial statements, plus the specific risks related to the liability in question.

19. Revenue recognition

Ordinary revenues include the fair value of the proceeds received or to be received on sales of goods and provision of services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

a) Provision of services

a.1) Passenger and cargo transport
The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

a.2) Other revenues
The Company records revenues for other services when these have been provided.

(b) Interest income

Interest income is booked using the effective interest rate method.

(c) Dividend income
Dividend income is booked when the right to receive payment is established.

20. Leases

(a) When the Company is the lessee – Financial lease

The Company leases certain property, plant and equipment for which it has substantially all the risk and benefits associated with ownership. These are therefore classified as financial leases. Financial leases are capitalized at the start of the lease at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated into a liability component and a financial expenses component so as to obtain a constant interest rate on the outstanding amount of the debt. The corresponding lease obligations, net of financial charges, are recorded under Other Interest-bearing Loans. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period to produce a constant periodic rate of interest on the remaining balance of the debt for each period. The asset acquired under a financial lease is depreciated over the shorter of its useful life and the lease term, and is included in Property, Plant and Equipment.

(b) When the Company is the lessee – Operating lease

Leases in which the lessor retains an important part of the risks and benefits deriving from ownership are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

21. Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and are shown at the lesser of their book value and the fair value less cost of selling.

22. Maintenance

The costs incurred for scheduled major maintenance of aircraft fuselages and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds according to use, expressed in terms of cycles and flight hours. Unscheduled maintenance of aircraft and engines, and minor maintenance, are charged to income when incurred.

23. Environmental costs

Disbursements related to environmental protection are charged to income when incurred.